UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Report on Form 6-K/A is incorporated by reference into the registration statements on Form F-3, File No. 333-118932, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Explanatory Note

In 2005, Deutsche Telekom for the first time based its financial reporting on International Financial Reporting Standards (IFRS). In prior years, we had reported under German GAAP. On May 23, 2005, we filed on Form 6-K with the United States Securities and Exchange Commission (SEC), unaudited consolidated financial statements as of and for the three months ended March 31, 2005 and 2004, and as of and for the year ended December 31, 2004, prepared in accordance with “International Financial Reporting Standards (IFRS) as adopted by the European Commission for use in the European Union”, (EU GAAP). In connection with the preparation of our first-time adoption of EU GAAP for the periods ended December 31, 2005, we identified certain adjustments to our balance sheet as of January 1, 2003 and certain other financial information relating to quarterly periods in 2005 and 2004 and the year ended December 31, 2004. These adjustments are summarized as follows:

In 2002, in connection with certain previously issued financial liabilities, an interest rate step-up provision was triggered as a result of a downgrade in our credit rating by certain rating agencies. We subsequently determined that pursuant to International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement, we should have increased the book value of these financial liabilities to reflect the present value of the estimated future payments at the time of the interest rate change in 2002. This adjustment, amounting to a EUR 588 million increase in financial liabilities offset by deferred taxes of EUR 199 million, has now been reflected in our revised IFRS opening balance sheet as of January 1, 2003.  Subsequently, in April 2005, the rating agencies upgraded our credit rating, which triggered a corresponding downward adjustment to the interest rates relating to these financial liabilities. Pursuant to IAS 39, we should have adjusted, in the second quarter of 2005, the book value of these liabilities to reflect the present value of the associated estimated future payments as a result of the decrease in interest rates caused by the rating upgrade. Accordingly, we have adjusted financial income (expense), net, income taxes and net profit, for the three months ended March 31, 2005 and 2004 and the year ended December 31, 2004 to reflect the impact of the change in interest rates. The adjustments resulted in increases of EUR 7 million, EUR 11 million and EUR 70 million to net profit for the three months ended March 31, 2005 and 2004 and for the year ended December 31, 2004, respectively.  The adjustments also resulted in an increase of EUR 0.02 in basic and diluted earnings per share for the year ended December 31, 2004. Basic and diluted earnings per share for the three months ended March 31, 2005 and 2004 did not change as a result of these adjustments.

We also identified adjustments to revenue including amounts relating to the recording of revenue for multiple element arrangements, leases embedded in service contracts and non-refundable up-front fees.  We recorded an aggregate adjustment of EUR 212 million as of January 1, 2003, primarily as a reduction in deferred revenue included in other liabilities and an offsetting adjustment of EUR 83 million to deferred taxes in the IFRS opening balance sheet. The adjustments, affecting primarily net revenues, cost of sales and income taxes, resulted in a decrease of EUR 47 million, an increase of EUR 2 million and a decrease of EUR 6 million to net profit for the three months ended March 31, 2005 and 2004 and the year ended December 31, 2004, respectively, and a decrease of EUR 0.01 in basic and diluted earnings per share for the three months ended March 31, 2005. Basic and diluted earnings per share for the three months ended March 31, 2004 and the year ended December 31, 2004 did not change as a result of these adjustments.

Further we identified and recorded a number of additional adjustments which are now reflected in the financial statements that follow this Explanatory Note that resulted in an aggregate increase of EUR 59 million in shareholders’ equity at January 1, 2003. Those adjustments resulted in an increase of EUR 14 million, an increase of EUR 69 million and a decrease of EUR 35 million to net profit for the three months ended March 31, 2005 and 2004 and for the year ended December 31, 2004, respectively. The adjustments increased basic and diluted earnings per share by EUR 0.02  and decreased basic and diluted earnings per share by EUR 0.01 for the three months ended March 31, 2004 and the year ended December 31, 2004, respectively. Basic and diluted earnings per share for the three months ended March 31, 2005 did not change as a result of these adjustments. We have recorded an adjustment, relating to the classification of income/expense on interest rate derivatives, between net interest income (expense) and other financial income (expense) for the three months ended March 31, 2005 and 2004 and the year ended December 31, 2004. The reclassification had no impact on net profit or earnings per share. We have also recorded an adjustment to present on a net basis the deferred tax assets and liabilities within the German consolidated tax group as of March 31, 2005 and December 31, 2004. This adjustment affected balance sheet presentation, but did not affect net profit or total shareholders’ equity.

The following tables show the impact of the adjustments on these consolidated income statements and balance sheets as and for the three months ended March 31, 2005 and 2004 and as of and for the year ended December 31, 2004.

	As reported			As amended			Adjustments
	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,		For the year ended December 31,
	2005	2004	2004	2005	2004	2004	2005	2004	2004
	(millions of €, except where indicated)
Net revenue	14,376	13,890	57,360	14,288	13,894	57,353	(88)	4	(7)
Cost of sales	(7,526)	(7,219)	(31,559)	(7,525)	(7,219)	(31,544)	1	0	15
Gross profit	6,850	6,671	25,801	6,763	6,675	25,809	(87)	4	8
Selling expenses	(3,434)	(3,207)	(12,837)	(3,435)	(3,208)	(12,870)	(1)	(1)	(33)
General and administrative expenses	(1,037)	(1,034)	(4,505)	(1,026)	(1,034)	(4,476)	11	0	29
Other operating income	279	361	1,718	279	361	1,718	0	0	0
Other operating expenses	(318)	(375)	(3,916)	(294)	(366)	(3,916)	24	9	0
Profit (loss) from operations	2,340	2,416	6,261	2,287	2,428	6,265	(53)	12	4
Net interest income (expense)	(848)	(1,104)	(3,475)	(707)	(826)	(3,280)	141	278	195
Share of profit (loss) of equity-accounted investments	36	(54)	945	36	(53)	945	0	1	0
Other financial income (expense)	91	(66)	(213)	(44)	(330)	(361)	(135)	(264)	(148)
Financial expense, net	(721)	(1,224)	(2,743)	(715)	(1,209)	(2,696)	6	15	47
Profit before income taxes	1,619	1,192	3,518	1,572	1,219	3,569	(47)	27	51
Income taxes	(486)	(430)	(1,528)	(466)	(375)	(1,552)	20	55	(24)
Profit after income taxes	1,133	762	1,990	1,106	844	2,017	(27)	82	27
Profit attributable to minority interests	123	130	426	122	130	424	(1)	0	(2)
Net profit	1,010	632	1,564	984	714	1,593	(26)	82	29
Outstanding shares (basic) (millions)	4,326	4,322	4,323	4,326	4,322	4,323	0	0	0
Outstanding shares (diluted) (millions)	4,331	4,329	4,328	4,331	4,329	4,328	0	0	0
Earnings per share (1) /ADS (2), basic and diluted (€)	0.24	0.15	0.38	0.23	0.17	0.39	(0.01)	0.02	0.01

(1) Earnings per share for each period are calculated by dividing net profit by the weighted average number of outstanding shares.

(2) One ADS corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

	As reported		As amended		Adjustments
	As of March 31,	As of December 31,	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2005	2004	2005	2004	2005	2004
	(millions of €)		(millions of €)		(millions of €)
ASSETS
Current assets
Cash and cash equivalents	6,260	8,005	6,260	8,005	0	0
Trade and other receivables	7,052	6,732	7,051	6,731	(1)	(1)
Current recoverable income taxes	441	317	441	317	0	0
Other current financial assets	2,216	1,237	2,216	1,237	0	0
Inventories	1,082	1,154	1,082	1,154	0	0
Other current assets	2,156	1,391	2,183	1,420	27	29
	19,207	18,836	19,233	18,864	26	28
Noncurrent assets
Intangible assets	53,004	50,736	53,014	50,745	10	9
Property, plant and equipment	48,203	46,318	48,203	46,294	0	(24)
Equity-accounted financial assets	1,751	2,667	1,751	2,667	0	0
Other noncurrent financial assets	1,709	1,678	1,676	1,636	(33)	(42)
Deferred tax assets	8,378	8,300	4,727	4,724	(3,651)	(3,576)
Other noncurrent assets	336	378	328	360	(8)	(18)
	113,381	110,077	109,699	106,426	(3,682)	(3,651)
TOTAL ASSETS	132,588	128,913	128,932	125,290	(3,656)	(3,623)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	12,332	12,515	12,388	12,592	56	77
Trade and other payables	5,184	6,116	5,184	6,116	0	0
Income tax liabilities	720	715	1,072	1,049	352	334
Current provisions	3,647	3,698	3,491	3,546	(156)	(152)
Other current liabilities	3,094	2,970	3,094	2,969	0	(1)
	24,977	26,014	25,229	26,272	252	258
Noncurrent liabilities
Noncurrent financial liabilities	41,396	38,142	41,751	38,498	355	356
Provisions for pensions and other employee benefits	4,256	4,209	4,256	4,209	0	0
Other noncurrent provisions	3,117	3,077	2,923	2,883	(194)	(194)
Deferred tax liabilities	10,151	9,705	6,302	5,948	(3,849)	(3,757)
Other noncurrent liabilities	1,671	1,895	1,545	1,677	(126)	(218)
	60,591	57,028	56,777	53,215	(3,814)	(3,813)

Liabilities	85,568	83,042	82,006	79,487	(3,562)	(3,555)
Commitments and contingencies
Shareholders’ equity
Issued capital	10,747	10,747	10,747	10,747	0	0
Capital reserves	49,531	49,523	49,536	49,528	5	5
Accumulated deficit, including carryforwards	(16,114)	(17,680)	(16,171)	(17,766)	(57)	(86)
Other comprehensive income	(1,688)	(2,667)	(1,699)	(2,678)	(11)	(11)
Net profit	1,010	1,564	984	1,593	(26)	29
Treasury shares	(8)	(8)	(8)	(8)	0	0
	43,478	41,479	43,389	41,416	(89)	(63)
Minority interest	3,542	4,392	3,537	4,387	(5)	(5)
Shareholders’ equity	47,020	45,871	46,926	45,803	(94)	(68)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	132,588	128,913	128,932	125,290	(3,656)	(3,623)

Other than the foregoing items and conforming changes related thereto (including changes to the notes to the condensed consolidated financial statements and Operating and Financial Review and Prospects), no part of the Report on Form 6-K filed on May 23, 2005 is being amended, and the filing of this Amended Report on Form 6-K/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to May 23, 2005.

Defined Terms and Contact Information

The term “Report” refers to this Quarterly Report on Form 6-K for the three-month period ended March 31, 2005. Deutsche Telekom AG is a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our,” “Group” and “the Company” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, N.Y. 10022.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including in the areas of procurement optimization, personnel reductions and our Excellence program; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information — Risk Factors” and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of and are not incorporated by reference into this Report.

Cautionary Note Regarding Historical Financial Information Prepared In Accordance With International Financial Reporting Standards

This report contains financial information that has been prepared in accordance with International Financial Reporting Standards, or “IFRS.”

The IFRS financial information contained in this Report was prepared on the assumption that, with the exception of IAS 39 “Financial Instruments: Recognition and Measurement” and IFRIC 3 “Emission Rights,” all existing standards and interpretations currently in issue from the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) will be fully endorsed by the EU. The accounting policy for financial instruments takes into account the proposed EU revisions to IAS 39 and complies with the amended IAS 39. IFRIC 3 is not relevant for Deutsche Telekom.

Subject to EU endorsement of outstanding standards and no further changes from the IASB, this information is expected to form the basis for reporting our financial results for 2005 and for subsequent reporting periods. We cannot assure you, however, that there will not be any material changes in IFRS between the date of this Report and the first date on which we are required to publish financial statements under IFRS for the years ended 2005, 2004 and 2003.

For further information and explanations, see Notes (1) and (10) to the financial statements contained in this Report.

Exchange Rates

Unless otherwise indicated, all amounts in this document are expressed in euros. As used in this document, “€,” “euro” or “EUR” means the single unified currency that was introduced in the Federal Republic of Germany (referred to as the “Federal Republic”) and ten other participating member states of the European Union on January 1, 1999. “U.S. dollar,” “$” or “USD” means the lawful currency of the United States of America. As used in this document, the term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the City of New York for cable transfers in foreign currencies.  The noon buying rate on March 31, 2005 was EUR 1.00 to USD 1.2969.

Amounts appearing in this report that were translated into euros from other currencies were translated in accordance with the principles described in the unaudited condensed consolidated financial statements contained in this Report under “Note (1) Transition to International Financial Reporting Standards (IFRS) and summary of accounting principles – Explanation of exemptions applied under IFRS 1 — Currency translation.”

DEUTSCHE TELEKOM AT A GLANCE(1)

(Unaudited) (Amended)

	For the three months ended March 31,			%	For the year ended December 31,
	2005	2004	Change	Change	2004
	(millions of €, except where indicated)
Total net revenues (total revenues excluding inter-segment revenues)	14,288	13,894	394	2.8	57,353
Domestic	8,511	8,515	(4)	n.m.	34,741
International	5,777	5,379	398	7.4	22,612
Profit from operations	2,287	2,428	(141)	(5.8)	6,265
Financial expense (net)	(715)	(1,209)	494	40.9	(2,696)
Depreciation, amortization and impairment losses	(2,534)	(2,191)	(343)	(15.7)	(13,127)
of which: property, plant and equipment	(1,921)	(1,887)	(34)	(1.8)	(7,666)
of which: intangible assets	(613)	(304)	(309)	n.m.	(5,461)
Net profit	984	714	270	37.8	1,593
Earnings per share /ADS(2) (basic and diluted) (€)	0.23	0.17	0.06	35.3	0,39

Net cash from operating activities	2,176	4,304	(2,128)	(49.4)	16,720

Equity ratio (%)(3)	36.4	33.1	n.m.	n.m.	34.5

Total financial liabilities (4)	54,139	63,085	(8,946)	(14.2)	51,090

Number of employees at balance sheet date (actual)
Deutsche Telekom Group	243,784	248,153	(4,369)	(1.8)	244,645
Non-civil servants	197,123	198,489	(1,366)	(0.7)	197,482
Civil servants	46,661	49,664	(3,003)	(6.0)	47,163

Telephone lines (including ISDN channels)(5)	56.6	57.9	(1.3)	(2.2)	57.2
Broadband lines (in operation) (millions)	6.7	4.5	2.2	48.9	6.1
Mobile communications customers (6)	78.9	70.9	8.0	11.3	77.6

n.m. – not meaningful

(1)                     All financial figures have been calculated in accordance with IFRS. See Note (1) to the financial statements for more information.

(2)                     One ADS (American Depositary Share) corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

(3)                     The ratio equals total shareholders’ equity divided by total assets. Amounts proposed as dividends are treated as short-term debt rather than as equity for purposes of the calculation of this ratio.

(4)                     Inludes current and noncurrent financial liabilities (see Condensed Consolidated Balance Sheets).

(5)                     Number of telephone lines (including those used within the Group) as of the balance sheet date. All amounts are in millions.

(6)                     The number of customers of the consolidated subsidiaries included within our Mobile Communications strategic business area as of the balance sheet date. Our methods for calculating this number are described in our 2004 Annual Report on Form 20-F. All amounts are in millions.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(Unaudited) (Amended)

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (Amended)

	For the three months ended March 31,		For the year ended December 31,
	2005	2004	2004
	(millions of €, except where indicated)

Net revenue	14,288	13,894	57,353
Cost of sales	(7,525)	(7,219)	(31,544)
Gross profit	6,763	6,675	25,809
Selling expenses	(3,435)	(3,208)	(12,870)
General and administrative expenses	(1,026)	(1,034)	(4,476)
Other operating income	279	361	1,718
Other operating expenses	(294)	(366)	(3,916)
Profit (loss) from operations	2,287	2,428	6,265
Net interest income (expense)	(707)	(826)	(3,280)
Share of profit (loss) of equity-accounted investments	36	(53)	945
Other financial income (expense)	(44)	(330)	(361)
Financial expense, net	(715)	(1,209)	(2,696)
Profit before income taxes	1,572	1,219	3,569
Income taxes	(466)	(375)	(1,552)
Profit after income taxes	1,106	844	2,017
Profit attributable to minority interests	122	130	424
Net profit	984	714	1,593
Outstanding shares (basic) (millions)	4,326	4,322	4,323
Outstanding shares (diluted) (millions)	4,331	4,329	4,328
Earnings per share (1) /ADS (2), basic and diluted (€)	0.23	0.17	0.39

(1)                     Earnings per share for each period are calculated by dividing net profit by the weighted average number of outstanding shares.

(2)                     One ADS corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited) (Amended)

	As of March 31, 2005	As of December 31, 2004
	(millions of €)

ASSETS
Current assets
Cash and cash equivalents	6,260	8,005
Trade and other receivables	7,051	6,731
Current recoverable income taxes	441	317
Other current financial assets	2,216	1,237
Inventories	1,082	1,154
Other current assets	2,183	1,420
	19,233	18,864
Noncurrent assets
Intangible assets	53,014	50,745
Property, plant and equipment	48,203	46,294
Equity-accounted financial assets	1,751	2,667
Other noncurrent financial assets	1,676	1,636
Deferred tax assets	4,727	4,724
Other noncurrent assets	328	360
	109,699	106,426
TOTAL ASSETS	128,932	125,290

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	12,388	12,592
Trade and other payables	5,184	6,116
Income tax liabilities	1,072	1,049
Current provisions	3,491	3,546
Other current liabilities	3,094	2,969
	25,229	26,272
Noncurrent liabilities
Noncurrent financial liabilities	41,751	38,498
Provisions for pensions and other employee benefits	4,256	4,209
Other noncurrent provisions	2,923	2,883
Deferred tax liabilities	6,302	5,948
Other noncurrent liabilities	1,545	1,677
	56,777	53,215

Liabilities	82,006	79,487
Commitments and contingencies
Shareholders’ equity
Issued capital	10,747	10,747
Capital reserves	49,536	49,528
Accumulated deficit, including carryforwards	(16,171)	(17,766)
Other comprehensive income	(1,699)	(2,678)
Net profit	984	1,593
Treasury shares	(8)	(8)
	43,389	41,416
Minority interest	3,537	4,387
Shareholders’ equity	46,926	45,803
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	128,932	125,290

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited) (Amended)

	Equity contributed		Consolidated shareholders’ equity generated
	Issued capital	Capital reserves	Accumulated deficit	Carry- forwards	Net profit	Total
	(millions of €)
Balance at January 1, 2004	10,746	49,500	(19,829)	0	2,063	(17,766)
Changes in the composition of the Group			0			0
Profit after income taxes					714	714
Unappropriated net profit carried forward				2,063	(2,063)	0
Dividend payments						0
Proceeds from the exercise of stock options		9				0
Change in other comprehensive income (not recognized in income statement)						0
Balance at March 31, 2004	10,746	49,509	(19,829)	2,063	714	(17,052)

Balance at January 1, 2005	10,747	49,528	(19,829)	2,063	1,593	(16,173)
Changes in the composition of the Group						0
Profit after income taxes					984	984
Unappropriated net profit carried forward				1,593	(1,593)	0
Proceeds from the exercise of stock options		8				0
Change in other comprehensive income (not recognized in income statement)			2			2
Recognition of other comprehensive income in income statement						0
Balance at March 31, 2005	10,747	49,536	(19,827)	3,656	984	(15,187)

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

	Other comprehensive income
	Fair value measurement of available- for-sale financial assets	Fair value measurement of derivatives	Revaluation in the context of business combinations	Deferred taxes	Difference from currency translation	Total
	(millions of €)
Balance at January 1, 2004	262	1,124	0	(436)	(3,904)	(2,954)
Changes in the composition of the Group						0
Profit after income taxes						0
Unappropriated net profit carried forward						0
Dividend payments						0
Proceeds from the exercise of stock options						0
Change in other comprehensive income (not recognized in income statement)	(55)	(119)		48	1,141	1,015
Balance at March 31, 2004	207	1,005	0	(388)	(2,763)	(1,939)

Balance at January 1, 2005	860	1,429	63	(556)	(4,474)	(2,678)
Changes in the composition of the Group						0
Profit after income taxes						0
Unappropriated net profit carried forward						0
Proceeds from the exercise of stock options						0
Change in other comprehensive income (not recognized in income statement)	95	(227)	(2)	84	1,074	1,024
Recognition of other comprehensive income in income statement	(46)	1				(45)
Balance at March 31, 2005	909	1,203	61	(472)	(3,400)	(1,699)

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

	Treasury shares	Total (equity interest of shareholders’ in parent company)	Minority interest capital
	(millions of €)
Balance at January 1, 2004	(8)	39,518	4,316
Changes in the composition of the Group		0	2
Profit after income taxes		714	130
Unappropriated net profit carried forward		0
Dividend payments			(16)
Proceeds from the exercise of stock options		9
Change in other comprehensive income (not recognized in income statement)		1,015
Balance at March 31, 2004	(8)	41,256	4,432

Balance at January 1, 2005	(8)	41,416	4,332
Changes in the composition of the Group	0	0	(1,002)
Profit after income taxes	0	984	122
Unappropriated net profit carried forward	0	0
Proceeds from the exercise of stock options	0	1,026	2
Change in other comprehensive income (not recognized in income statement)		(45)
Recognition of other comprehensive income in income statement		0
Balance at March 31, 2005	(8)	43,389	3,454

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

	Minority interest					Total consolidated shareholders’ equity
	Other comprehensive income				Total (minority interest in equity)
	Revaluation in the context of business combinations	Difference from currency translation	Other	Total
	(millions of €)
Balance at January 1, 2004	0	(97)	1	(96)	4,220	43,738
Changes in the composition of the Group				0	2	2
Profit after income taxes				0	130	844
Unappropriated net profit carried forward				0	0	0
Dividend payments				0	(16)	(16)
Proceeds from the exercise of stock options				0	0	9
Change in other comprehensive income (not recognized in income statement)		66	0	66	66	1,081
Balance at March 31, 2004	0	(31)	1	(30)	4,402	45,658

Balance at January 1, 2005	61	(7)	1	55	4,387	45,803
Changes in the composition of the Group		(2)		(2)	(1,004)	(1,004)
Profit after income taxes				0	122	1,106
Unappropriated net profit carried forward				0	0	0
Proceeds from the exercise of stock options				0	0	8
Change in other comprehensive income (not recognized in income statement)	(2)	32		30	32	1,058
Recognition of other comprehensive income in income statement				0	0	(45)
Balance at March 31, 2005	59	23	1	83	3,537	46,926

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (Amended)

	For the three months ended March 31,		For the year ended December 31,
	2005	2004	2004
	(millions of €)
Cash flows from operating activities

Profit after income taxes	1,106	844	2,017
Depreciation, amortization and impairment losses	2,534	2,192	13,127
Income tax expense (refund)	466	375	1,552
Interest income and interest expenses	707	826	3,280
(Gain) loss from the disposal of non-current assets	(22)	3	(1,306)
Share of (profit) loss of equity-accounted investments	(36)	53	27
Other non-cash transactions	(18)	203	845
Change in assets carried as working capital	(758)	(82)	523
Change in provisions	25	400	604
Change in other liabilities carried as working capital	(1,015)	(490)	(337)
Income taxes received (paid)	(424)	446	48
Dividends received	11	9	82
Cash generated from operations	2,576	4,779	20,462
Net interest paid	(400)	(475)	(3,742)
Net cash from operating activities	2,176	4,304	16,720

Cash flows from investing activities

Cash outflows for investments in Intangible assets	(623)	(123)	(1,044)
Property, plant and equipment	(2,468)	(1,229)	(5,366)
Non-current financial assets	(39)	(220)	(870)
Investments in fully consolidated subsidiaries	(2,003)	(151)	(483)
Proceeds from disposal of Intangible assets	2	2	7
Property, plant and equipment	107	85	550
Non-current financial assets	157	44	2,140
Investments in fully consolidated companies and business units	0	1	1
Net change in short-term investments and marketable securities	(856)	256	564
Net cash used in investing activities	(5,723)	(1,335)	(4,501)

Cash flows from financing activities

Proceeds from issue of short-term financial liabilities	434	148	703
Repayment of short-term financial liabilities	(1,464)	(2,629)	(13,798)
Proceeds from issue of medium- and long-term financial liabilities	3,019	201	1,322
Repayment of medium- and long-term financial liabilities	(169)	(332)	(481)
Dividend payments	0	(13)	(404)
Proceeds from the exercise of stock options	8	9	21
Repayment of lease liabilities	(56)	(42)	(244)

Net cash from (used in) financing activities	1,772	(2,658)	(12,881)
Effect of exchange rate changes on cash and cash equivalents	30	18	(17)

Net (decrease) increase in cash and cash equivalents	(1,745)	329	(679)
Cash and cash equivalents at the beginning of the period	8,005	8,684	8,684

Cash and cash equivalents at end of the period	6,260	9,013	8,005

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

Note (1) Transition to International Financial Reporting Standards (IFRS) and summary of accounting principles

Explanation of transition to International Financial Reporting Standards (IFRS)

According to Article 4 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002 on the application of international accounting standards (Official Journal EC L 243 p. 1), We are required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for the first time for the financial year 2005 and thereafter. Our opening IFRS consolidated balance sheet was prepared as of January 1, 2003 (date of transition to IFRS in accordance with IFRS 1).

In accordance with IFRS 1, assets and liabilities are recognized and measured in accordance with the IFRSs required to be applied as of December 31, 2005, the preparation date of the first IFRS consolidated financial statements. The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in our consolidated balance sheet under German GAAP for the period ended December 31, 2002 are recognized directly in equity at the date of transition to IFRS.

Our interim financial statements for the quarter ended March 31, 2005 have been prepared in accordance with the IFRSs published as of March 31, 2005 and standards either required to be applied to the first IFRS consolidated financial statements as of December 31, 2005 or which may be applied voluntarily.

There can be no guarantee that the International Accounting Standards Board (IASB) will not issue further pronouncements by the preparation date of the consolidated financial statements for the period ending December 31, 2005 and that the IFRSs applied to these condensed consolidated financial statements for the first quarter of 2005 will not differ from those applied to the consolidated financial statements for the period ending December 31, 2005. Moreover, the EU Commission has yet to endorse certain individual pronouncements by the IASB.

Explanation of exemptions applied under IFRS 1

In general, the carrying amounts of the assets and liabilities in our consolidated balance sheet prepared on the basis of German GAAP for the period ended December 31, 2002 must be recognized and measured retrospectively in our opening IFRS consolidated balance sheet as of January 1, 2003 on the basis of those IFRSs in force at December 31, 2005. IFRS 1 nevertheless provides exemptions from this principle in specific cases. The main exemptions that we have applied are explained below:

Business combinations

IFRS 3 is not required to be applied retrospectively to business combinations that took place before the date of transition to IFRS. We have applied this exemption. The classification and amounts recorded in a business combination under German GAAP must be maintained. As a rule, all assets and liabilities that were acquired or taken over in business combinations must be carried in the opening IFRS consolidated balance sheet. All assets, except intangibles, and liabilities that were recognized in the consolidated balance sheet under German GAAP but that do not meet the IFRS recognition criteria are not recognized in the opening IFRS consolidated balance sheet, and reduce or increase the amount of retained earnings. All assets, except intangibles that are not recognized in the consolidated balance sheet under German GAAP but that do meet the IFRS recognition criteria are recognized in the opening IFRS consolidated balance sheet and increase or reduce the amount of retained earnings. Changes in the carrying amount of assets and liabilities already recognized under German GAAP are also presented in retained earnings. The carrying amount of goodwill under German GAAP is recognized in the opening IFRS consolidated balance sheet, subject to any necessary adjustments. At the date of transition to IFRS, goodwill was tested for impairment and would have been written down at the date of transition to IFRS if required. No other adjustments to the carrying amount were required.

Revaluation as deemed cost

Entities that have revalued their assets at fair values at one particular date prior to first-time adoption of IFRS because of a specific event may establish these fair values as deemed cost and account for them from the date of the revaluation in accordance with the IFRSs effective at the date of preparation of the first IFRS financial statements. We have applied this exemption and have used the fair values of assets recognized in our opening consolidated balance sheet at the date of privatization (January 1, 1995) as the deemed cost of the assets under IFRS at January 1, 1995. These figures have been carried in accordance with regulations on subsequent measurement for the period January 1, 1995 to January 1, 2003 (date of preparation of our opening IFRS consolidated balance sheet).

Fair value measurement

An entity may elect to measure certain items of non-current assets at the date of transition at fair value instead of subsequent historical cost under IFRS; this exemption may be applied individually to each asset. We have applied this exemption in specific cases.

We applied the exemption allowed under IFRS 1.16 for the impairment of submarine cables at January 1, 2003. As a result, the fair value corresponds to the residual value recognized under German GAAP (EUR 353.5 million).

Employee benefits

If an entity may elect to recognize actuarial gains and losses arising from the measurement of defined benefit plans after the date of transition to IFRS using the corridor approach permitted by IAS 19 but to recognize all cumulative actuarial gains and losses from defined benefit plans directly in equity at the date of transition to IFRS. We have applied this exemption.

Cumulative translation differences

Under IAS 21, differences from the translation of financial statements prepared in a currency other than the presentation currency of the parent must be recognized as a separate component of equity. In line with the principle of retrospective application of IFRS, these differences would be required to be determined retrospectively. According to the exemption in IFRS 1, cumulative translation differences may be deemed to be zero at the date of transition. In the case of subsequent disposal of the entity concerned, only translation differences that arose subsequent to the date of transition to IFRS would be recognized in profit or loss. We have applied this exemption.

Share-based payment

Under IFRS 1, equity instruments from share-based options granted on or before November 7, 2002 and those granted after November 7, 2002 and vested before January 1, 2005 are not required to be recognized under IFRS 2 by a first-time adopter. We have applied this exemption.

Summary of accounting policies

These condensed consolidated financial statements are unaudited. In management’s opinion, these unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations, balance sheet and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. These financial results should be read in conjunction with our report on Form 20-F for the year ended December 31, 2004. However, those financial statements have been prepared in accordance with the requirements of the German Commercial Code (HGB-German GAAP), which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP) and International Financial Reporting Standards (IFRS).

Statement of compliance

The financial statements for the period ended March 31, 2005 are in compliance with IAS 34. They have been prepared in accordance with the IFRSs that are currently known to be required to be applied to the first IFRS consolidated financial statements for the period ending December 31, 2005.

Consolidated group

All subsidiaries, joint ventures and associates must generally be included in the condensed consolidated financial statements. Subsidiaries are companies that are directly or indirectly controlled by us; such companies are consolidated. Joint ventures are companies jointly controlled by us and other companies. Associates are companies on which we have a significant influence, and that are neither subsidiaries nor joint ventures. As with joint ventures, associates are accounted for using the equity method.

Consolidation methods

The financial statements of the companies included in our condensed consolidated financial statements are prepared in accordance with uniform accounting policies.

Under IFRS, all business combinations must be accounted for using the purchase method. The acquirer allocates the cost of a business combination by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair value at the acquisition date. Any positive difference between the cost of the business combination and the acquirer’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities, regardless of the level of the investment held, is recognized as goodwill. Any excess of the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities which exceeds the cost of a business combination is recognized immediately in profit or loss. In the periods following the business combination, any realized differences between the carrying amounts and fair values of assets and liabilities are adjusted, amortized or reversed, reflecting the treatment of the corresponding assets and liabilities.

When acquiring additional equity ownership interests in companies that are already consolidated subsidiaries, the difference between the purchase price consideration and the proportionate acquired equity is recognized as goodwill.

Goodwill is not amortized, but is tested for impairment together with the cash-generating unit to which the goodwill is allocated (an “impairment-only” approach). The impairment test must be performed annually, as well as whenever there are indications that the carrying amount of the cash-generating unit is impaired. If the carrying amount of the cash-generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash-generating unit must be reduced in the amount of the difference. Impairment losses for goodwill may not be reversed. If the impairment loss recognized for the cash-generating unit is greater than the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through the pro rata reduction of the carrying amounts of the assets allocated to the cash-generating unit.

Intra-group income and expenses, receivables and liabilities, and profits or losses are eliminated.

A subsidiary is deconsolidated from the date it is no longer controlled.

Investments in joint ventures and associates accounted for using the equity method are carried at the acquirer’s interest in the identifiable assets, liabilities and contingent liabilities remeasured to fair value, plus any attributable goodwill. Goodwill from application of the equity method is not amortized, but tested for impairment at least once a year. Unrealized gains and losses from transactions with these companies are eliminated in proportion to the acquirer’s interest.

Currency translation

Financial statements prepared in foreign currencies and transactions denominated in foreign currencies are translated using the functional currency concept. The functional currency is the currency of the primary economic environment in which the subsidiary operates. The activities and financial structure reported in this currency should be reflected in the consolidated financial statements.

Foreign currency transactions are translated into the functional currency at the exchange rate at the date of transaction. At subsequent balance sheet dates, monetary items are translated at the closing rate, and non-monetary items continue to be translated at the exchange rate at the date of transaction. Any resulting exchange differences are recognized in profit or loss.

The financial statements of our Group entities whose functional currency is not the euro are translated using the modified closing rate method. In the consolidated financial statements, the assets and liabilities of foreign Group entities are translated into euros from the local currency at the middle rates at the balance sheet date. The income statements and corresponding profit or loss of foreign currency denominated Group companies are translated at average exchange rates for the period. Exchange differences are recognized as a separate component of equity.

Intangible assets

Intangible assets (excluding goodwill) with finite useful lives, including UMTS licenses, are measured at cost and amortized on a straight-line basis over their useful lives. Such assets are impaired if their recoverable amount is lower than the carrying amount. Indefinite-lived intangible assets (FCC licenses) are carried at cost. They are not amortized, but are tested regularly for impairment and, if necessary, written down to the recoverable amount. The impairment test must be performed annually, as well as whenever there are indications of impairment. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply.

Goodwill is not amortized, but is tested for impairment at least once a year.

The useful lives of mobile communications licences are as follows:

Years
UMTS licenses	20 to 22
GSM licenses	10 to 20

Development expenditures are capitalized if they meet the criteria for recognition as assets and are amortized over their useful lives. Research expenditures are not capitalized and are recognized as expenses.  Borrowing costs are not capitalized.

Property, plant and equipment

Property, plant and equipment is carried at cost less straight-line depreciation. The depreciation period is based on the expected useful life. Items of property, plant and equipment are depreciated pro rata in the year of acquisition. In addition to directly attributable costs, the cost of internally developed assets includes proportionate indirect material and labor costs, as well as administrative expenses relating to production or the providing of services. Cost also includes the estimated cost for dismantling and removing the asset, and restoring the site on which it is located. If an item of property, plant and equipment consists of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. Maintenance and repair costs are allocated to the relevant asset and expensed as incurred. Borrowing costs are not capitalized. Investment grants received reduce the cost of the assets for which the grants were made.

Impairment of intangible assets and items of property, plant and equipment is identified by comparing the carrying amount with the recoverable amount (the higher of fair value less costs to sell and value in use). If no future cash flows generated independently of other assets can be allocated to the individual assets, recoverability is tested on the basis of the cash-generating unit to which the assets can be allocated. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply.

The useful lives of material asset categories are as follows:

Years
Buildings	25 to 50
Leasehold improvements and window displays	8
Telephone facilities and terminal equipment	3 to 10
Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks	4 to 10
Broadband distribution networks, outside plant networks and cable conduit lines	15 to 35
Other equipment, operating and office equipment	3 to 23

Leasehold assets

Beneficial ownership of leased assets is attributed to the contracting party in the lease to which substantially all risks and rewards incidental to ownership of the asset are transferred. If substantially all risks and rewards are attributable to the lessor (operating lease), the leased asset is recognized by the lessor. Measurement of the leased asset is then governed by the accounting policies applicable to that asset. The lease payments are recognized in profit or loss. The lessee in an operating lease recognizes the lease payments made during the term of the lease in profit or loss.

If substantially all risks and rewards incidental to ownership of the leased asset are attributable to the lessee (finance lease), the lessee must recognize the leased asset. At the commencement of the lease term, the leased asset is measured at fair value or the lower present value of the future lease payments and depreciated over the shorter of the estimated useful life or the lease term. The lessee recognizes a lease liability at the commencement of the lease term. In subsequent periods, the lease liability is reduced using the effective interest method and the carrying amount adjusted accordingly. The lessor in a finance lease recognizes a receivable in the amount of the net investment in the lease. Lease income is classified into repayments of the lease receivable and financial income.

Investment property

Investment property consists of all property held to earn rentals or for capital appreciation and not used in production or for administrative purposes. Investment property is measured at cost less any accumulated depreciation and impairment losses.

Assets held for sale

Non-current assets held for sale are measured at the lower of carrying amount and fair value less costs to sell following classification as “non-current assets held for sale.” Following the classification as “non-current assets held for sale,” such assets are no longer depreciated. As a rule, impairment of such assets is only recognized if fair value less costs to sell is lower than the carrying amount. If fair value less costs to sell subsequently increases, the previously recognized impairment must be reversed. The reversal of impairment losses is restricted to the impairment losses previously recognized for the assets concerned.

Inventories are carried at cost. Cost includes directly attributable expenses which are based on the normal capacity at the production facilities. Borrowing costs are not capitalized. Items of inventory are written down at the balance sheet date if their net realizable value is lower than their carrying amount. Similar items of inventory are measured using the weighted average cost method.

Pension and other employee related benefit obligations

Provisions for pensions and other employee benefits are based on obligations to non-civil servants. Provisions for defined benefit plans are measured using the projected unit credit method, taking into account not only the pension obligations and vested pension rights known at the balance sheet date, but also expected future salary and benefit increases. Any differences between the expected pension obligation calculated and the actual pension obligation (actuarial gains or losses) are recognized at the balance sheet date only to the extent that they fall outside a corridor of 10 % of the amount of the defined benefit obligation, in which case they are amortized over the average remaining working life of the eligible employees and recognized as income or expenses starting from the following period. The interest component of the addition to provisions contained in pension expenses is reported in financial income (expense) as interest expense. The return on plan assets is also reported in net financial income (expense). The amounts payable under defined contribution plans are expensed.

For active civil servants and those who have taken leave from civil-servant status and have an employment contract, Deutsche Telekom is obliged to make annual contributions to a special pension fund which makes pension payments. The amounts of these contributions are set out by Postreform II, which came into force in 1995, and are therefore not subject to a separate actuarial calculation. The contributions are expensed in the period in which they are incurred.

For part-time working arrangements for employees approaching retirement based on the block model, the cumulative outstanding settlement amount, which is based on the difference between the employee’s remuneration before entering partial retirement (including the employer’s social security contributions) and the remuneration for part-time service (including the employer’s social security contributions, but excluding top-up payments), and the obligation to make top-up payments plus an additional contribution to the statutory pension scheme, are measured separately. The obligations are recognized at their present value in accordance with actuarial principles.

Whereas the amount of the outstanding settlement is recorded on a pro rata basis during the term of the arrangement, the top-up payments are recognized in full as expense when the obligation arises.

Provisions and other liabilities

Other provisions are recognized upon the occurrence of legal or constructive obligations to third parties on the basis of past transactions or events that will probably require an outflow of resources to settle, and this outflow can be reliably measured. These provisions are carried at their expected settlement amount, taking into account all identifiable risks, and may not be offset against reimbursements. The settlement amount is calculated on the basis of a best estimate; for provisions for a number of events, this is the expected value. Provisions are discounted where the effect of the time value of money is material. Changes in estimates of the amount and timing of payments or changes in the discount rate applied in measuring provisions for decommissioning, restoration, and similar liabilities are recognized in the same amount for the related asset. Where the decrease in the amount of a provision is greater than the carrying amount of the related asset, the excess is recognized immediately in profit or loss.

Contingencies

Contingencies (contingent liabilities and assets) are essentially potential liabilities or assets arising from past events whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not entirely within our control.  Contingent liabilities only are recognized if they were assumed in the course of a business combination. Contingent assets may not be recognized. Information on contingent liabilities are disclosed in the notes to the condensed consolidated financial statements, unless the possibility of an outflow of economic benefits is remote. The same applies to contingent assets where an inflow of economic benefits is probable.

Revenue from construction contracts are accounted for using the percentage-of-completion method. The stage of completion is determined on the basis of the costs incurred to date as a proportion of the estimated total costs. Receivables from construction contracts are reported in the balance sheet item “Trade and other receivables.” Receivables from construction contracts are calculated as the balance of the costs incurred and the profits recognized, less any discounts and recognized losses on the contract; if the balance for a contract is negative, this amount is reported in liabilities from construction contracts.

Financial assets and liabilities

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets include, in particular, cash and cash equivalents, trade receivables and other originated loans and receivables, held-to-maturity investments, and derivative and primary (non-derivative) financial assets held for trading.

Financial liabilities generally substantiate claims for repayment in cash or another financial asset. In particular, this includes bonds and other securitized liabilities, trade payables, liabilities to banks, finance lease payables, promissory notes and derivative financial liabilities.

Financial assets are measured at fair value on initial recognition. For regular way purchases and sales of all categories of financial assets, the date of initial recognition in the balance sheet or of derecognition is the trade date, i.e., the date on which the commitment to purchase or sell the financial asset was entered into. The fair values recognized in the balance sheet are the market prices of the financial assets. If these are not immediately available, they are calculated using standard valuation models on the basis of current market parameters.

Cash and cash equivalents consist of balances and short-term investments with banks. They are recognized at their nominal amount.

Trade and other current receivables are measured at cost less any valuation allowances. Valuation allowances take adequate account of the expected credit risk; concrete cases of default lead to the derecognition of the respective receivables. Other receivables are measured at amortized cost using the effective interest method.

Financial assets held for trading are measured at fair value. Any gains or losses arising from subsequent measurement are recognized in the income statement. Financial instruments are only classified as “held for trading” if this is prescribed by IAS 39. Derivative financial instruments must be classified as “held for trading” if it is not possible to designate them as a hedge.  These instruments are measured at fair value; changes in fair value are recognized in profit or loss.

Certain types of investment are intended and expected to be held to maturity with reasonable economic certainty. These financial assets are measured at amortized cost, using the effective interest method.

Other primary financial assets are classified as “available for sale” and generally measured at fair value. The gains and losses arising from fair value measurement are taken directly to equity unless they relate to lasting impairment; impairment losses are recognized in profit or loss. The cumulative gains and losses arising from fair value measurement are only recognized in profit or loss on disposal of the related financial assets. If the fair value of non-exchange traded equity instruments cannot be measured with sufficient reliability, these instruments are measured at cost.

We have not yet exercised the option available since December 2003 to designate financial assets and financial liabilities as “financial assets at fair value through profit or loss” or “financial liabilities at fair value through profit or loss” upon initial recognition.

Annually, the carrying amounts of financial assets not measured at fair value through profit or loss are tested for impairment. Any resulting impairment loss is recognized in the income statement. If, in a subsequent period, the fair value of the financial asset increases and this increase can be related objectively to events occurring after the impairment was recognized, the impairment loss is reversed to income in the appropriate amount. Impairment losses on non-exchange traded equity instruments that are classified as available for sale and recognized at cost may not be reversed.

Financial liabilities are measured at fair value on initial recognition. For all financial liabilities not subsequently measured at fair value through profit and loss, the transaction costs directly attributable to the acquisition are also recognized.

Trade payables and other primary financial liabilities are generally measured at amortized cost using the effective interest method.

The liability and equity components of compound financial instruments are reported separately. The liability component is recognized at the amount that would have been generated from the issue of the equivalent debt instrument without the equity component based on the market conditions at the issue date. Accordingly, the amount recognized in equity -including deferred taxes - is equal to the market value of the conversion rights or options at the issue date, and hence the difference to the proceeds of issue. The equity component is included in capital reserves at a constant amount.

We apply hedge accounting to hedge balance sheet items and future cash flows, thus reducing income statement volatility. Fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation are employed depending on the nature of the hedged item. Fair value hedges are used to hedge the fair values of assets recognized in the balance sheet, liabilities recognized in the balance sheet, or firm commitments not yet recognized in the balance sheet. Any change in the fair value of the derivative designated as the hedging instrument is recognized in profit or loss; the hedged item is also designated as at fair value through profit or loss to the extent of the hedged risk. Cash flow hedges are used to hedge against fluctuations in future cash flows from assets and liabilities recognized in the balance sheet or from highly probable forecast transactions. If a cash flow hedge is employed, the effective portion of the change in the fair value of the derivative financial instrument is recognized in equity (hedging reserve) until the gain or loss on the hedged item is realized; the ineffective portion of the derivative is recognized in profit or loss. If hedges of a net investment in a foreign operation are employed, all changes in the fair value of the effective portion of the hedging instrument, together with any gains or losses on the foreign currency translation of the hedged investment, are taken directly to equity. The changes in fair value and the gains and losses on foreign currency translation are only recognized in profit or loss on disposal of the investment.

Share-based compensation

Stock options (equity-settled, share-based payment transactions) are measured at fair value on the issue date. The fair value is recognized as personnel costs over the period until the options are vested. Obligations arising from cash-settled, share-based payment transactions are measured at fair value at the balance sheet date. The expenses arising from these obligations are deferred and amortized over the term of the obligation. For both cash-settled and equity-settled share-based payment transactions, the fair value is determined using internationally accepted valuation techniques.

Revenue recognition

Net revenues contain all revenues from the ordinary business activities typical for Deutsche Telekom. For example, these include revenues from the rendering of services and the sale of goods and products that are typical for Deutsche Telekom. Net revenues are recorded net of value added tax (VAT) and sales-related reductions. They are recognized in the accounting period concerned in accordance with the realization principle. Up-front fees and related costs are deferred and amortized over the estimated average period of customer retention. For multiple element arrangements, revenue recognition for each of the elements identified must be determined separately. Net revenues for the individual elements are generally measured on the basis of the relative fair value of the elements as a proportion of the total goods and services provided.

Revenue from long-term construction contracts is calculated using the percentage-of-completion method. Contract revenue is recognized as revenue in the income statement in the accounting periods in which the work is performed. Any ancillary work performed under the construction contract is also added to the primary service.

Income taxes

Income tax expense includes current income taxes payable as well as deferred taxes. Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts in the consolidated balance sheet and the tax base, as well as for tax loss carryforwards that are expected to reduce tax expense in future periods. Currently enacted tax laws and tax laws that have been substantively enacted as of the balance sheet date are used as the basis for measuring deferred taxes. A blended tax rate of approximately 39% is applied to the calculation of deferred taxes in Germany.

Note (2) Changes within the consolidated Group

In the past year, we have acquired interests in various companies that were not, or were only partially, included in the consolidated financial statements as of March 31, 2004. These were the Scout24 group at Broadband/Fixed Network, EuroTel at Mobile Communications, and SDS at Business Customers. In the first quarter of 2005, MATÁV acquired a majority interest in the Telekom Montenegro group. The following table shows the effect of these acquisitions on the individual line items of our condensed consolidated income statement for the first three months of 2005.

	Broadband/ Fixed Network	Mobile Communications	Business Customers	Total
	(millions of €)

Net revenue	5	76	4	85
Cost of sales	(1)	(46)	(4)	(51)
Gross profit	4	30	0	34
Selling expenses	(3)	(12)	0	(15)
General and administrative expenses	(1)	(3)	0	(4)
Other operating income	0	1	0	1
Other operating expenses	0	0	1	1
Profit from operations	0	16	1	17
Finance costs	0	(1)	0	(1)
Interest income	0	0	0	0
Interest expenses	0	(1)	0	(1)
Share of profit (loss) of equity-accounted investments	0	(6)	0	(6)
Other financial income	0	0	1	1
Financial income (expense), net	0	(7)	1	(6)
Profit before income taxes	0	9	2	11
Income taxes	(1)	(3)	0	(4)
Profit (loss) after income taxes	(1)	6	2	7
Profit (loss) attributable to minority interests	0	3	0	3

Net profit (loss)	(1)	3	2	4

Note (3) Financial income (expense), net (amended)

Financial income (expense), net consists primarily of finance costs, share of profit (loss) of associates and joint ventures accounted for using th equity method, and other financial income (expense).

	For the three months ended March 31,			%	For the year ended December 31,
	2005	2004	Change	Change	2004
	(millions of €, except where indicated)

Finance costs	(707)	(826)	119	14.4	(3,280)
Interest income	99	130	(31)	(23.8)	377
Interest expenses	(806)	(956)	150	15.7	(3,657)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	36	(53)	89	n.m.	945
Other financial expense	(44)	(330)	286	86.7	(361)
Financial expense, net	(715)	(1,209)	494	40.9	(2,696)

n.m. – not meaningful

Net Financial expense, decreased significantly by EUR 494 million compared to the first quarter of 2004 due primarily to the reduction in interest expense and the non-recurrence of expenses for Toll Collect incurred in the first quarter of 2004, which impacted the share of profit (loss) of equity-accounted investments. The higher level of positive effects from foreign currency translation also impacted other financial (income) expense.

Note (4) Personnel

	For the three months ended March 31,
	2005	2004
	(millions of €)
Personnel costs	3,342	3,334

Personnel costs in the first quarter of 2005 remained essentially unchanged year-on-year. Lower expenses as a result of the reduction in the number of employees, both at the balance sheet date and on average in the reporting period, particularly at T-Com, were offset by an increase in collectively agreed wages and salaries in Germany and staff expansion measures at T-Mobile USA.

The personnel cost ratio for the first quarter amounted to 23.4% of net revenue, representing a reduction of 0.6 percentage points as against the corresponding prior-year period.

Average number of employees

	For the three months ended March 31,			%	For the year ended December 31,
	2005	2004	Change	Change	2004

Civil servants	46,801	49,886	(3,085)	(6.2)	48,536
Non-civil servants	197,166	198,475	(1,309)	(0.7)	199,023
Deutsche Telekom Group	243,967	248,361	(4,394)	(1.8)	247,559
Trainees and student interns	10,621	10,077	544	5.4	10,146

Number of employees as of the balance sheet date

	As of March 31,			%	As of December 31,
	2005	2004	Change	Change	2004

Civil servants	46,661	49,664	(3,003)	(6.0)	47,163
Non-civil servants	197,123	198,489	(1,366)	(0.7)	197,482
Deutsche Telekom Group	243,784	248,153	(4,369)	(1.8)	244,645
Trainees and student interns	10,568	9,919	649	6.5	11,693

Note (5) Depreciation, amortization and impairment losses (amended)

The components of depreciation and amortization for the three months ended March 31, 2005 and 2004 are as follows:

					For the
					twelve
					months
					ended
	For the three months				December
	ended March 31,			%	31,
	2005	2004	Change	Change	2004
	(millions of €, except where indicated)

Amortization and impairment of intangible assets	613	304	309	n.m.	5,461
of which: UMTS licenses	213	2	211	n.m.	519
of which: U.S. mobile communications licenses	23	—	23	n.m.	1,250
of which: goodwill	—	—	—	n.m.	2,434
Depreciation and impairment of property, plant and equipment	1,921	1,887	34	1.8	7,666
Total depreciation, amortization and impairment losses	2,534	2,191	343	15.7	13,127

n.m. – not meaningful

The increase in depreciation, amortization and impairment charges relates in particular to the amortization of mobile communications licenses. In the first quarter of 2004, no amortization was recognized for UMTS licenses in Germany and the United Kingdom, as the UMTS networks were not yet operational at the time. The networks were put into operation at a later date, and therefore there is no corresponding figure for 2004 in comparison with the amortization recognized in the first quarter of 2005.

Note (6) Noncurrent assets (amended)

The components of noncurrent assets as of March 31, 2005 and December 31, 2004 are as follows:

	As of
	March 31, 2005	December 31, 2004
	(millions of €)

Intangible assets	53,014	50,745
of which: goodwill	19,902	18,705
of which: UMTS licenses	14,246	14,315
of which: U.S. mobile communications licenses	15,378	14,501
Property, plant and equipment	48,203	46,294
Financial Assets	3,427	4,303
Deferred tax assets	4,727	4,724
Other noncurrent assets	328	360
Total noncurrent assets	109,699	106,426

The increase in intangible assets is largely due to the goodwill from the acquisition of additional interests in T-Online International AG prior to the completion of the merger of T-Online International AG into Deutsche Telekom AG, and to the wholesale agreement with Cingular Wireless in the United States. Property, plant and equipment increased primarily as a result of the acquisition of networks in California, Nevada and New York as a consequence of the dissolution of the network sharing joint venture with Cingular Wireless, while the exchange rate also contributed to this increase.

The additions to capital expenditures for the three months ended March 31, 2005 and 2004 are as follows:

	For the three months ended March 31,
	2005	2004
	(millions of €)

Intangible assets	1,523	225
Property, plant and equipment	2,615	801
Total additions to non current assets	4,138	1,026

The increased spending on intangible assets in the first quarter of 2005 is primarily due to the goodwill from the acquisition of additional interests in T-Online International AG, while increased additions to property, plant and equipment are largely attributable to the acquisition of networks in California and Nevada.

Note (7) Total financial liabilities (amended)

The components of total financial liabilities (which includes current financial liabilities and noncurrent financial liabilities) as of March 31, 2005, March 31, 2004 and December 31, 2004 are as follows:

	As of
	March 31, 2005	March 31, 2004	December 31, 2004
	(millions of €)

Bonds	42,275	50,437	39,820
Liabilities to banks	3,121	3,273	3,082
Liabilities to non-banks from promissory notes	656	769	651
Liabilities from derivatives	1,143	1,108	1,159
Lease liabilities	2,459	2,410	2,487
Liabilities arising from ABS transactions	1,487	1,367	1,563
Other financial liabilities	2,998	3,721	2,328
Total	54,139	63,085	51,090

Note (8) Contingencies and other financial obligations (amended)

Contingencies and other financial obligations increased by EUR 2.6 billion to EUR 29.5 billion compared with December 31, 2004. This was primarily due to the winding-up of the U.S. mobile communications joint venture, which resulted in an increase in the rental and lease obligations of T-Mobile USA in conjunction with the network sharing joint venture in California, Nevada and New York.

Note (9) Segment information (amended)

The segment information presented for the period ending March 31, 2005 has been prepared to comply with IAS 14 and has been prepared on the basis of IFRSs that, according to current information, must be applied to our first consolidated IFRS financial statements for the period ending December 31, 2005. The primary segment reporting format pursuant to IFRS has been restructured to reflect our realignment of our Group companies according to strategic business areas. The prior-year comparative presentation has been recast to reflect the new structure and accounting standards.

We evaluate the segments’ performance based on their profit (loss) from operations. Share of profit (loss) of equity-accounted investments is reported separately. Depreciation and amortization are shown separately, as well as impairment losses.

The following tables give an overall summary of our segments for the full 2004 financial year as well as for the first quarter of both 2005 and recast comparative for 2004. In addition to the details of the segments, there is also a reconciliation line.

For the year ended December 31, 2004	Net revenue	Intersegment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Depre- ciation and amorti- zation	Impair- ment losses
	(millions of €)
Broadband / Fixed Network	22,397	4,615	27,012	5,551	25	(4,199)	(200)
Mobile Communications	25,450	1,077	26,527	1,524	1,177	(3,379)	(3,564)
Business Customers	9,246	3,716	12,962	554	(298)	(953)	(2)
Group Headquarters & Shared Services	260	3,266	3,526	(1,441)	27	(784)	(101)
Reconciliation	—	(12,674)	(12,674)	77	14	56	(1)
Group	57,353	—	57,353	6,265	945	9,259	(3,868)

For the three months ended March 31, 2005	Net revenue	Intersegment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Depre- ciation and amorti- zation	Impair- ment losses
	(millions of €)

Broadband / Fixed Network	5,458	1,097	6,555	1,434	3	(1,010)	0
Mobile Communications	6,531	215	6,746	966	30	(1,112)	(24)
Business Customers	2,234	872	3,106	174	1	(217)	0
Group Headquarters & Shared Services	65	788	853	(267)	0	(161)	(23)
Reconciliation	—	(2,972)	(2,972)	(20)	2	14	(1)
Group	14,288	—	14,288	2,287	36	(2,486)	(48)

For the three months ended March 31, 2004	Net revenue	Intersegment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Depre- ciation and amorti- zation	Impair- ment losses
	(millions of €)

Broadband / Fixed Network	5,657	1,288	6,945	1,482	8	(1,078)	(2)
Mobile Communications	5,966	306	6,272	1,141	86	(685)	0
Business Customers	2,209	866	3,075	157	(148)	(234)	0
Group Headquarters & Shared Services	62	804	866	(324)	0	(181)	(23)
Reconciliation	—	(3,264)	(3,264)	(28)	1	11	1
Group	13,894	—	13,894	2,428	(53)	(2,167)	(24)

Note (10) Material effects of the transition from German GAAP to IFRS (amended)

Material effects on the net assets, financial position and results of operations as a consequence of the transition from German GAAP (the German Commercial Code (Handelsgesetzbuch-HGB)) to IFRS are presented in the following reconciliation. The prior-year comparative information has been restated accordingly.

Reconciliation of consolidated shareholders’ equity

	Explanatory notes		December 31, 2004	March 31, 2004	December 31, 2003	January 1, 2003
			(millions of €)

Shareholders’ equity under German GAAP			37,941	34,999	33,811	35,416
Goodwill	(a	)	(3,070)	(3,027)	(3,508)	(5,953)
Mobile communications licenses	(a	)	9,773	13,835	13,134	13,973
Software	(b	)	583	576	608	623
Borrowing costs	(c	)	(477)	(549)	(574)	(774)
Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method	(d	)	856	197	270	283
Leases	(e	)	(641)	(498)	(456)	(189)
Provisions	(f	)	1,550	1,456	1,587	1,093
Pension provisions			381	260	279	(167)
Other provisions			1,169	1,196	1,308	1,260
Deferred revenue	(g	)	(1,023)	(987)	(944)	(923)
Other IFRS adjustments	(h	)	294	619	60	101
Deferred taxes	(i	)	17	(963)	(250)	1,314
Deferred tax assets			2,854	2,798	4,008	7,008
Deferred tax liabilities			(2,837)	(3,761)	(4,258)	(5,694)
Shareholders’ equity under IFRS			45,803	45,658	43,738	44,964

Reconciliation of profit after income taxes

	Explanatory notes		March 31, 2004	December 31, 2004	December 31, 2003
	(millions of €)

Income after taxes under German GAAP			266	4,933	1,623
Goodwill	(a	)	636	115	1,584
Mobile communications licenses	(a	)	265	(3,083)	1,113
Software	(b	)	(34)	(24)	(6)
Borrowing costs	(c	)	31	94	184
Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method	(d	)	(18)	(13)	(7)
Leases	(e	)	(38)	(191)	(271)
Provisions	(f	)	(129)	30	500
Pension provisions			(23)	105	439
Other provisions			(106)	(75)	61
Deferred revenue	(g	)	(43)	(83)	(24)
Other IFRS adjustments	(h	)	130	67	(118)
Deferred taxes	(i	)	(222)	172	(2,061)
Profit after income taxes under IFRS			844	2,017	2,517

Explanatory notes on the reconciliation of shareholders’ equity and profit after income taxes under IFRS:

(a)           Goodwill and mobile communications licenses

In contrast to German GAAP, under IFRS U.S. mobile communications licenses are not amortized on account of their indefinite useful life but instead are reviewed for impairment once a year (“impairment-only approach”). For this reason, the amortization and impairment of the U.S. mobile communications licenses charged in accordance with German GAAP as of January 1, 2003 were reversed. This increased the carrying amount of the U.S. mobile communications licenses at January 1, 2003 by EUR 9.9 billion.

In contrast to German GAAP, goodwill is not amortized under IFRS due to its indefinite useful life. Instead, goodwill is tested for impairment once a year and, if a triggering event exists, during the year.

The impairment test performed in accordance with IFRS resulted in an impairment at T-Mobile USA of EUR 5.0 billion as of January 1, 2003 and of EUR 0.8 billion as of December 31, 2003, which was recognized through a reduction in the goodwill carrying amount. As part of the winding up of the U.S. mobile communications joint venture with Cingular Wireless in 2004 and the ensuing transfer of mobile communications licenses, these assets were impaired by EUR 1.3 billion.

The impairment test of the unit T-Mobile UK, which is part of T-Mobile, resulted in an impairment under IFRS of EUR 0.6 billion as of January 1, 2003 and EUR 2.2 billion as of December 31, 2004 which reduced goodwill accordingly.

The impairment test of the cash-generating unit T-Mobile Netherlands, which is part of T-Mobile, resulted in an impairment under IFRS as of January 1, 2003 which was recognized through a reduction of EUR 0.1 billion in the goodwill carrying amount.

The impairment test of the unit MATÁV, which is part of T-Com, resulted in an impairment under IFRS of EUR 0.3 billion as of January 1, 2003 and of EUR 0.2 billion as of December 31, 2003; the impairment test of the Slovak Telecom unit, which is part of
T-Com, resulted in impairment under IFRS of EUR 0.2 billion as of December 31, 2004. These impairments were recognized through a reduction in the goodwill carrying amount.

UMTS licenses must be amortized under IFRS due to their finite useful lives. Under IFRS, however, they may only be amortized from the time the UMTS network is put into operation, rather than from the time of their acquisition. In Austria the UMTS network was put into operation in December 2003, in Germany in the second quarter of 2004 and in the United Kingdom in the third quarter of 2004. The UMTS networks have not yet been put into operation in the Netherlands and the Czech Republic. The amortization and write-downs charged as of January 1, 2003 have therefore been reversed. This reversal resulted in an increase of EUR 4.1 billion in the carrying amounts of the UMTS licenses as of January 1, 2003. The UMTS licenses in Germany and the U.K. were put into operation in 2004; as a result, the UMTS licenses were amortized under IFRS for the first time by EUR 0.5 billion in the 2004 financial year.

(b)           Software

Costs incurred to develop software and other development costs are expensed as incurred under German GAAP. However, IFRS requires the capitalization of certain costs incurred to develop software, which costs are amortized over the software’s useful life. Recognizing internally generated software, which is not permissible under German GAAP, increases shareholders’ equity under IFRS in all of the periods presented. Profit after income taxes under IFRS in the periods presented remains largely unaffected.

(c)           Borrowing costs

Borrowing (finance) costs incurred during construction periods are capitalized under German GAAP, whereas capitalization is optional under IFRS. We have elected to expense all finance costs under IFRS. The fact that we do not make use of the option under IFRS to recognize borrowing costs results in adjustments having to be made. Under German GAAP, borrowing costs accounted for during the construction period were recognized. Not recognizing borrowing costs reduces shareholders’ equity under IFRS in all periods. The lower amortization than under German GAAP increases profit after income taxes.

(d)           Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method

Investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method must be measured at fair value according to IFRS. As a rule, the resulting unrealized gains and losses are recognized directly in equity. If an impairment is permanent, it must be recognized in the income statement. According to German GAAP, these assets are measured at amortized cost or, if appropriate, at the lower fair value. As a result of the different accounting policies used under IFRS and German GAAP, the IFRS shareholders’ equity increases in all of the periods presented. The main effect at December 31, 2004 relates to the remeasurement of Mobile TeleSystems OJSC (MTS). The carrying amount of the investment in MTS under IFRS at December 31, 2004 is approxiamatley EUR 1.0 billion; the effect of approximatley EUR 0.8 billion resulting from the remeasurement has no effect on the income statement and is recognized directly in equity. The slight decrease in profit after income taxes is attributable to impairment losses recognized as expense under IFRS.

(e)           Leases

Under German GAAP, the lease accounting classification generally follows its tax treatment. Under IFRS, the classifications of leased assets is based on the substance of the arrangement As a result, a considerably larger number of leases tend to be classified as finance leases under IFRS than under German GAAP. While in an operating lease it is the lessor that recognizes the asset, it is the lessee that recognizes the asset in a finance lease.

We have entered into sale and leaseback transactions in connection with its real estate portfolio. Under German GAAP, these transactions usually involved the sale of the real estate that was subsequently leased back, whereas under IFRS the buildings must be classified as finance leases and the land as operating leases. Under IFRS, this results in the recognition of interest expense and a depreciation charge for the buildings and the recognition of rental expense for the land; the disposal gain must be spread over the term of the lease. Under German GAAP, gains or losses from the sale of real estate are recorded, as is rental expense.

This reduces shareholders’ equity and the profit after income taxes under IFRS in all of the periods presented.

(f)            Provisions

Provisions must be recognized for pension obligations under both German GAAP and IFRS. Under German commercial law, Deutsche Telekom’s pension obligations were calculated in accordance with the provisions of SFAS 87. Differences between the carrying amounts under IFRS and SFAS 87 arise in particular from the different treatment of actuarial gains and losses and the fact that the additional minimum liability is not recognized under IFRS. This reduces shareholders’ equity in the opening IFRS consolidated balance sheet and increases it at the other reporting dates presented. Profit after income taxes increases for the full 2003 and 2004 financial years, but decreases slightly for the first quarter of 2004. The increase in profit after income taxes for the full 2004 financial year is in part a result of the change to the articles of association of the Versorgungsanstalt der Deutschen Bundespost (VAP) in the fourth quarter of 2004, whereby the future annual adjustments to pensions has been defined in percentage points, in accordance with the articles of association of the VAP. The resulting effect must then be recognized in full in profit or loss under IFRS, wheras, under German GAAP, the effect is spread over the remaining life expectancy of the pension recipients.

In the other provisions, it is primarily the restructuring provisions that increase shareholders’ equity in all of the periods presented because the recognition of restructuring provisions under IFRS is subject to more detailed and stricter criteria than under German GAAP. Furthermore, provisions for future internal expenses that may be recognized under German GAAP are not carried under IFRS. Profit after income taxes for the first quarter of 2004 and the full 2004 financial year decreases, wheras it increases for the full 2003 financial year.

(g)           Deferred revenue

The main difference between German GAAP and IFRS is the manner in which up-front fees are recognized. Under German GAAP, the up-front fees are recognized as revenue on the date on which the line is activated. Under IFRS, on the other hand, the up-front fees and the incremental costs are accrued over the average duration of the customer relationship. In addition, differences in the recognition of long-term construction contracts, leases and multiple-element arrangements have an impact on revenue. Overall, this reduces shareholders’ equity under IFRS in all of the periods presented. Profit after income taxes remains largely unchanged.

(h)           Other IFRS adjustments

Other IFRS adjustments relate, for example, to the different accounting principles regarding asset-backed securitization (ABS) transactions, derivatives and measurement of property, plant and equipment. All in all this increased shareholders’ equity in all of the periods presented. Profit after income taxes for the full 2004 financial year and for the first quarter of 2004 increases and decreases for the full 2003 financial year.

(i)            Deferred taxes

We did not apply GAS 10 in our consolidated financial statements under German GAAP up to December 31, 2004. The differences in the definition of deferred taxes under IFRS and German GAAP relate in particular to Deutsche Telekom AG’s “contribution goodwill,” tax loss carryforwards, and general recognition and measurement differences between IFRS and German GAAP.

As a result of the privatization of Deutsche Telekom AG, goodwill was recognized in the tax accounts (“contribution goodwill”), yet no goodwill is to be capitalized in Deutsche Telekom AG’s consolidated balance sheets under IFRS. In contrast to German GAAP, Deutsche Telekom recognizes deferred taxes on this temporary difference in accordance with IAS 12 that will be reversed on a pro rata basis through goodwill amortization.

Furthermore, under IFRS, in contrast to German GAAP, deferred tax assets are recognized on future expected tax reductions from the utilization of tax loss carryforwards. Taking the forecast development of earnings into account, it is sufficiently certain that the recognized deferred tax assets from loss carryforwards will be realized.

The recognition of deferred taxes of EUR 7.0 billion as of January 1, 2003 leads to an increase in shareholders’ equity under IFRS; the item income tax in the income statement increases as a result of the reversal of deferred tax assets in all of the periods presented.

The deferred taxes recognized on measurement differences primarily relate to deferred tax liabilities on measurement differences between IFRS and German GAAP in connection with the realized hidden reserves for U.S. mobile communications licenses. The recognition of these deferred tax liabilities reduces shareholders’ equity under IFRS. Since these licenses are not amortized, the deferred tax liabilities are initially not released. The impairment recognized under IFRS in 2004 and the reversal of the write-up of these licenses under German GAAP resulted in the corresponding release of the deferred tax liabilities and, consequently, in an increase in profit after income taxes under IFRS.

Net cash from operating activities

Net cash from operating activities	Explanatory notes		March 31, 2004	December 31, 2004
			(millions of €)
German GAAP			4,250	16,307
Internally developed software	(j	)	15	254
ABS	(k	)	(211)	(339)
Leases	(l	)	20	207
Borrowing costs	(m	)	(8)	(58)
Other			238	349
IFRS			4,304	16,720

Net cash used in investing activities

Net cash used in investing activities	Explanatory notes		March 31, 2004	Decemeber 31, 2004
			(millions of €)
German GAAP			(1,337)	(4,318)
Internally developed software	(j	)	(15)	(254)
ABS	(k	)	19	41
Leases	(l	)	22	37
Borrowing costs	(m	)	8	58
Other			(32)	(65)
IFRS			(1,335)	(4,501)

Net cash used in financing activities

Net cash used in financing activities	Explanatory notes		March 31, 2004	December 31, 2004
			(millions of €)
German GAAP			(2,606)	(12,652)
Internally developed software	(j	)
ABS	(k	)	192	298
Leases	(l	)	(42)	(244)
Borrowing costs	(m	)
Other			(202)	(283)
IFRS			(2,658)	(12,881)

Explanatory notes on the reconciliation of the consolidated cash flow statement:

(j)            Internally developed software.

Under German GAAP, expenses for internally developed software are recognized as operationing expenses. As such, the payments are shown under net cash from operating activities. Under IFRS, these expenses are recognized as internally generated intangible assets. These payments lead to an addition to assets and are shown under net cash used in investing activities.

(k)           ABS

Under IFRS, both financial liabilities and trade receivables increase. Changes under this item are shown accordingly under net cash from/used in financing activities or working capital and therefore net cash from operating activities. The effects of retained discounts and fractions are no longer shown under net cash from operating activities, but under financial liabilities or financial receivables and shown under net cash used in investing or from/used in financing activities.

(l)            Leases

Agreements that are classified as finance leases under IFRS in contrast to German GAAP lead to the recognition of the leased property by the lessee under lease liabilities. For the lessee, the lease payments represent interest payments and repayments. These repayments are shown under net cash from/used in financing activities. In the case of an operating lease under German GAAP, these payments for operating leases were assigned to net cash from operating activities. In cases where Deutsche Telekom is the lessor of a finance lease under IFRS, the payments received (from the lessee) represent repayments of financial receivables and as such are shown under net cash used in investing activities.

(m)          Borrowing costs

Under German GAAP, borrowing costs are recognized and shown under cash outflows for investments. Under IFRS, the exemption to recognize borrowing costs was not applied, and the payments are included in interest paid under net cash from operating activities.

Note (11) Subsequent events

The merger of T-Online International AG with and into Deutsche Telekom AG was approved by a respective resolution at the Annual Shareholders’ Meeting of T-Online on April 29, 2005. Upon completion of the merger, Deutsche Telekom will grant shareholders of T-Online (other than Deutsche Telekom) 13 no par value shares in Deutsche Telekom AG for every 25 no par value shares in
T-Online; this is equivalent to an exchange ratio of 0.52 Deutsche Telekom shares for one T-Online share. The merger will become effective upon registration in the commercial register of each company, which may be delayed in the event of a legal challenge prior to such registration. For more information, see “Risk Factors” contained in our Annual Report on Form 20-F.

In May 2005, we and T-Mobile were served a complaint which was filed by Vivendi Universal SA (“Vivendi”) with the Tribunal de Commerce de Paris. Vivendi alleges that we and T-Mobile wrongfully discontinued negotiations with Vivendi relating to a possible acquisition of shares in Polska Telefonia Cyfrowa Sp.zo.o (“PTC”). Vivendi seeks damages in the amount of approximately EUR 2.3 billion. We believe that the allegations contained in the complaint are frivolous and without merit, and we intend to defend this action vigorously.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion, which has been prepared on the basis of IFRS, in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2005. However, those financial statements have been prepared in accordance with the requirements of the German Commercial Code (HGB-German GAAP), which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP) and International Financial Reporting Standards (IFRS). For a discussion of the principal differences between German GAAP and U.S. GAAP as they relate to us and a reconciliation of net income (loss) and total shareholders’ equity to U.S. GAAP, see “Reconciling Differences between German GAAP and U.S. GAAP” and notes (41) through (44) to the consolidated financial statements contained in our Annual Report on Form 20-F. For a discussion of the principal differences between German GAAP and IFRS, see Notes (1) and (10) to the financial statements contained in this Report.

The strategies and expectations referred to in the following discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and were generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to “Forward-Looking Statements” contained in this Report and “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” contained in our Annual Report on Form 20-F for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Report.

INTRODUCTION

New accounting principles as of January 1, 2005

Commencing January 1, 2005, we converted our accounting standards from German GAAP to IFRS. The effects of this conversion on our key performance indicators will vary. For example, it is expected that total revenue will change only slightly, while net income and shareholders’ equity will increase relative to German GAAP figures primarily due to the discontinuation of the amortization of goodwill and U.S. mobile communications licenses. For more information, see “Note (1) Transition to IFRS and summary of accounting principles” included in this Report.

Strategic realignment

The telecommunications industry is marked by changes in technology and a dynamic competitive environment. In order to put our business model on a sustainable footing for the long term, we changed from a technology company into a customer-oriented service provider. This strategic alignment focuses on changes in customer needs. While customers now perceive technology as becoming less and less significant, their needs for customer-oriented and integrated applications are increasing. In an effort to become the leading integrated telecommunications service provider in the industry and the fastest-growing telecommunications company in Europe, we began to concentrate on our three key strategic markets that will allow us to focus more intensively on customer needs. As of January 1, 2005, we replaced our four-pillar structure with three strategic business areas (“SBAs”):

Broadband/Fixed Network – which is responsible for the consumer and carrier segment as well as technical infrastructure through the combination of the T-Com and T-Online business units, along with the transfer of ICSS from T-Systems to T-Com as well as other transfer of units between T-Com and T-Systems. In the past four years, we have helped transform broadband communications in Germany into a consumer mass market. In the future, the Group will offer its customers an even broader portfolio of information, communication and entertainment services, which will be delivered directly to homes via broadband technology. The products and services offered will range from personalized Internet packages to film and television.

Mobile Communications – responsibility for which remains with T-Mobile. Until now, a key feature of the market for mobile data communications has been the variety of technologies and networks, such as GSM, UMTS and WLAN. The important features for users are not, however, technical standards, but rather high-quality mobile services and good value. In order to provide customers with high-speed mobile data transmission and convenient use of mobile products and services, T-Mobile is focusing on all three technologies and is linking them together. It also offers innovative products and services at simple and transparent rates with clear added value for customers.

Business Customers – services for which are provided by T-Systems Enterprise Services for multinational business customers and
T-Systems Business Services for medium-sized and large business customers. The new structure enables T-Systems, the Group unit responsible for business customers, to take a coordinated approach to marketing, and thus to refine its customer support. The “everything under one roof” policy ensures improved customer proximity in the complex business customer segment where
T-Systems acts as professional liaison and contact for all IT and telecommunications services. T-Systems provides the entire range of ICT (Information and Communications Technology) products and services integrated under the service commitment to “business flexibility.” Thus, T-Systems creates added value for business customers by helping to make operating processes more flexible and efficient.

Our new structure permits us to focus on the key growth sectors of the industry. At the same time, the individual strategic business areas are able to increase their focus on their respective customer segments. Such measures have set the course for comprehensive customer orientation, for which we have established as a “customer centricity” benchmark throughout our Group. Our goal is to create added value for the customer while achieving profitable growth for our Group companies.

The new strategic business areas segment structure replaces the previous divisional reporting structure, and includes, among others, the following changes and shifts between individual business areas within the Group:

(1)       Small and medium-sized enterprises (SMEs) have been transferred from the previous business division T-Com to Business Customers. The planning, roll-out and operation of the service platform for SMEs will also be managed by Business Services.

Merger of T-Online International AG with Deutsche Telekom AG approved

A core element of our strategic realignment is the merger of T-Online International AG with and into Deutsche Telekom AG. The merger underlines the particular importance of  T-Online for the further development of the new Broadband/Fixed Network SBA. The full integration of T-Online into Deutsche Telekom is important to our realigned strategy for the development of fixed-network and broadband business in Germany.  Deutsche Telekom and T-Online agreed in the merger agreement, which was approved by a respective resolution at the Annual Shareholders’ Meeting of T-Online on April 29, 2005, that, upon completion of the merger, Deutsche Telekom will grant shareholders of T-Online (other than Deutsche Telekom) 13 no par value shares in Deutsche Telekom AG for every 25 no par value shares in T-Online; this is equivalent to an exchange ratio of 0.52 Deutsche Telekom shares for one
T-Online share. The merger will become effective upon registration in the commercial register of each company, which may be delayed in the event of a legal challenge prior to such registration. For more information, see “Risk Factors” contained in our Annual Report on Form 20-F.

We believe that the merger will make it possible to combine the specific expertise of both companies more effectively for the design and further development of the new integrated products and to make better use of the potential of existing customers through facilitated use of both customer databases. In particular, we expect to be able to use more effectively the know-how developed by
T-Online in the past in the area of IP-based services to develop further the broadband business. In addition, we assume that internal processes and procedures may be unified and streamlined as a result of the merger, thus significantly increasing the competitiveness of the combined company.

Excellence Program

A far-reaching transformation program known as the “Excellence Program” was launched at the beginning of 2005 and is expected to last for three years. It supports the successful realization of the growth potential that emerged following the strategic realignment of the Group towards the three strategic business areas: Broadband/Fixed Network, Mobile Communications and Business Customers. We are pursuing the ambitious goal of becoming Europe’s fastest growing integrated provider of telecommunications services on the basis of the opportunities emerging from the realigned structure. We believe that the key to achieving sustained profitable growth is to orient the Group more consistently to the needs of the customer and to increase customer satisfaction. The Excellence Program has three key elements, which, if successfully implemented, will help us achieve our strategic goals:

Growth programs that are tailored to the specific conditions and market environment of the three strategic business areas;

Group-wide initiatives to tap the potential of the entire Group; and

Changing our corporate culture on a sustained basis to achieve excellence from the customer’s perspective.

Growth programs of the strategic business areas:

Broadband/Fixed Network – “Re-invent” focuses on three initiatives: “innovation and growth” (new voice services and services to take advantage of the opportunities provided by broadband access); “quality and efficiency” (making processes less complex); and increased customer focus (making the customer the center of our activities). The implementation of this program is driven by a new corporate culture that is based on promoting entrepreneurial thinking by all our employees.

Mobile Communications – Under the “Save for Growth” program, T-Mobile will examine the value added by all of its structures as well as its core and supporting processes. A significant proportion of the savings achieved through this program will be used for future investments. Savings of approximately EUR 1 billion per year are planned in the medium term, around EUR 500 million of which will be reinvested in measures to safeguard market position and achieve growth targets. These activities will focus on more attractive and less complicated mobile communications rates, further development of the mobile Internet for leisure and business, and the seamless integration of various network platforms (such as GPRS, UMTS, and WLAN). The Save for Growth program will likely result in restructuring expenses during the remainder of the year, but will allow T-Mobile to better position itself for the future.

Business Customers – To achieve the goal of becoming the leading ICT service provider, the “Focus on Growth” program aims to optimize customer orientation and concentrates on customers, products, operational excellence, efficiency, and mobilization. The program is designed to improve sales efficiency, enhance the portfolio of products and services, increase operational excellence by improving internal processes, provide greater efficiency through improved cost management, and mobilize employees through hands-on value management.

Group-wide initiatives:

The growth programs are supplemented with Group-wide initiatives. Added value is to be generated by coordinating activities that aim at leveraging the benefits of an intelligently integrated telecommunications group through close cooperation between the strategic business areas to meet customer needs and achieve cost efficiencies.

Corporate culture:

The third cornerstone of the Excellence Program is a Group-wide cultural change. The intention is to focus our entire organization to systematic customer orientation in line with T-Spirit. For example, all top executives will spend at least five days a year performing tasks at levels that put them in direct contact with customers.

RECENT DEVELOPMENTS

Media technology for the 2006 FIFA World CupTM

For the 2006 FIFA World CupTM to be held in Germany, we will supply all media workstations at the twelve World Cup stadiums and the media centers with innovative communication equipment. We will be responsible for supplying all press stands and press centers as well as the media centers with telecommunications equipment. We will first implement this technology during the FIFA Confederations Cup 2005TM.

Acquisition of Telekom Montenegro

In the first quarter of 2005, we continued to expand our presence in the Eastern European telecommunications market. Since March 29, 2005, the Hungarian subsidiary MATÁV, has held a 73.04% (EUR 136.9 million) majority interest in the Telekom Montenegro group (Telekom Crne Gore A. D.). In 2004, Telekom Montenegro generated revenue of just under EUR 97.7 million. The mobile business of Telekom Montenegro will be reported under our Mobile Communications SBA, and its fixed network and Internet segments will be reported under our Broadband/Fixed Network SBA.

Deutsche Telekom issues EUR 3 billion bond

Through our finance subsidiary, Deutsche Telekom International Finance B.V., we issued in the first quarter of 2005 a euro-denominated bond with two tranches, a 5-year tranche for EUR 1.25 billion and a 10-year tranche for EUR 1.75 billion. The proceeds of this bond will be used for general corporate purposes.

Broadband/Fixed Network Developments

New telecommunications act passed in Macedonia

On February 18, 2005, a new telecommunications act was announced in Macedonia, which became effective in March. This act is based on current European Union legislation and eliminates the licensing requirement for network operators. The act obligates providers with a substantial market share to present standard offers for interconnection and unbundled access to the local loop. Furthermore, carrier selection, pre-selection and number portability must be provided as well. Although price regulation is also possible, details relating to regulations and interpretations have not yet been published.

New calling plan launched on March 1, 2005

Beginning on March 1, 2005, T-Com launched a completely redesigned pricing campaign known as the “Wünsch Dir was” (make a wish) calling plan for consumers, which T-Com believes will enable it to compete more effectively. The greatly simplified calling plan contains four rate variants (Call Plus, Call Time, XXL and XXL Freetime) and two additional options (XXL Local and CountrySelect). As well as creating a new rate structure that is much more attractive for customers, this campaign also seeks to specifically respond to customer needs. All new rate options include extra features such as call waiting, calling line identification restriction, consultation call, switching between lines, call completion on busy, three-way conferencing, and call forwarding. Furthermore, all new rate options now offer to-the-minute billing, including for “City” calls.

Expansion of video on demand

T-Online has teamed up with Paramount Pictures Corporation to expand T-Online’s video-on-demand service. This major Hollywood studio will increase the number of cinema and television productions available online through T-Online Vision at
www.vod.t-online.de. In recent months, T-Online has also concluded contracts with international and national providers and media companies, which will supply high-quality feature films and interesting documentaries, which T-Online believes will meet the needs of customers.

T-Online Cooperation with Intel

T-Online and Intel Corporation have agreed to cooperate in providing customers with the highest quality entertainment content through the largest number of distribution channels. To achieve this goal, the formatting compatibility of customer devices will be simplified and the interfaces between these devices and applications will be improved. In addition to the joint marketing of hardware and software and joint online advertising and co-branding, the joint initiative also entails technical cooperation for ensuring service quality and the transferability of services to devices made by various manufacturers.

MATÁV now Magyar Telekom

In addition to a name change to Magyar Telekom, MATÁV is set to benefit from the strong T-Brand, which stands for quality, efficiency and innovation on an international basis. The fixed network, “MATÁV Wireline Services,” will be rebranded as “T-Com”, and the online service, “Axelero,” as “T-Online.” Further, the ICT business, “MATÁV Business Services,” will be rebranded as

“T-Systems” in the near future, and the cable business,  “MATÁVKabelTV,” will become “T-Kábel.”

German telecommunications regulator lowers price of the subscriber line by 9.75%

Effective April 1, 2005, the German telecommunications regulator approved a monthly charge of EUR 10.65 for the most important variant of the subscriber line (copper wire pair). This approval will expire on March 31, 2007.

According to the German telecommunications regulator, this reduction in charges was determined on the basis of lower interest rates, which fell from 8% to 7.15%, and a decline in overhead costs.

New bandwidth of up to 6 Mbit/s

T-Com launched a new DSL high-speed line with up to 6 Mbit/s (megabits per second), sending out a clear message to consumers and content providers that it intends in the future to invigorate broadband technology. In addition, T-Com is also seeking to expand its existing product portfolio in summer 2005 by offering T-DSL 6000, which will have downstream rates of up to 6 Mbit/s and upstream rates of up to 576 kbit/s, thereby setting new standards for the consumer segment.

Improvements in broadband market penetration through “alternative access technologies”

With its commitment to innovative technologies such as WiMAX – the technical advancement of WLAN - T-Com is exhibiting the ability to drive forward broadband coverage in Germany. After extensive laboratory tests, T-Com will now test the WiMAX technology under real conditions in selected regions. In addition, using “outdoor DSLAMs ( A DSLAM takes connections from many customers and aggregates them onto a single, high-capacity connection)”. T-Com will offer T-DSL in areas with optical fiber lines and provide customers with T-DSL lines, which until now had been outside the ability of DSLAMs.

Fixed-network licenses issued to competitors in Croatia

In Croatia, the operators Optima and Portus have acquired a license to operate fixed networks and voice telephony. Previously, on February 24, 2005, a regulation issued by the Croatian government came into force, reducing license fees drastically from 8 million Croatian Kuna (HRK) (EUR 1.1 million) to HRK 20,000 (EUR 2,700). Both operators are currently conducting interconnection negotiations with T-HT.

Mobile Communications Developments

Acquisition of mobile communications networks in California and Nevada completed

In January 2005, T-Mobile USA completed the purchase from Cingular Wireless of the GSM network in California and Nevada for USD 2.5 billion – including USD 180 million relating to the purchase of spectrum licenses. Under a separate wholesale agreement with Cingular Wireless, T-Mobile USA has secured revenues of at least USD 1.2 billion over a maximum period of four years.
T-Mobile USA expects this acquisition to lead to a significant increase in customers and to further the continued development of
T-Mobile USA.

Successful participation in Auction 58

T-Mobile USA’s joint venture with Cook Inlet Region Inc. successfully participated in FCC Auction 58 and, pending FCC review and formal approval, will acquire additional mobile communications licenses in 35 markets, including Cleveland, Denver, Kansas City, Minneapolis, Richmond, San Antonio, and Seattle for a total of USD 235 million. FCC approval and actual issuance of the licenses are expected in the second or third quarters of 2005. T-Mobile USA has resale agreements with the Cook Inlet/T-Mobile joint venture that will permit T-Mobile USA to significantly improve capacity in those markets.

Relax calling plan continues to make inroads

The “Relax” calling plan, which includes a fixed number of minutes for certain mobile calls depending on the monthly package price, continues to demonstrate strong market acceptance. The number of customers who have selected a “Relax” plan has increased to approximately 3.1 million in Germany, the United Kingdom, Austria, the Netherlands, the Czech Republic and Hungary. This represents roughly 15% of all European fixed-term contract subscribers. Our Mobile Communications SBA believes that this trend will continue.

T-Mobile rebranding in Slovakia

EuroTel’s rebranding to T-Mobile Slovensko makes it the ninth national company to bear our T-Mobile brand. The brand already exists in the United States, the United Kingdom, the Netherlands, Germany, Austria, the Czech Republic, Hungary, and Croatia.

HSDPA (High Speed Downlink Packet Access)

In 2006, T-Mobile intends to become one of the first mobile communications providers to launch this new mobile communications technology, which allows data transmission at DSL speeds. In a pilot test conducted in Berlin at the end of February 2005, the first data links on the basis of HSDPA were demonstrated in a real network environment.

Business Customers Development

e-government portals from T-Systems

The German state of Thuringia is launching an e-government portal and has awarded T-Systems the contract to provide system integration services. The intent is to execute administrative tasks quickly and conveniently through a central integration platform, thereby improving government services. T-Systems will implement the portal functions, integrate various specialized applications, and coordinate the cooperation between the individual project partners.

In the German state of Saarland, various registration office procedures of the municipal governments will be centralized within a portal interface for citizens. T-Systems will upgrade the information technology of the German regional state with the requisite hardware and software.

Toll Collect looks back on 100 successful days

The results of the first hundred days of operations of our toll collection project in Germany, Toll Collect, exceeded expectations. By April 11, 2005, around 650,000 vehicles had been registered with Toll Collect. More than 414,000 on-board units have been installed in trucks. The start phase of toll collection was a clear success with more than 68 million entries and a scanning rate of 99%, considerably above the 95% required under existing obligations.

RESULTS OF OPERATIONS (amended)

The following table shows information concerning our condensed consolidated statements of income for the periods indicated.

	For the three months ended March 31,		For the year ended December 31,
	2005	2004(1)	2004(1)
	(millions of €, except where indicated)

Net revenue	14,288	13,894	57,353
Cost of sales	(7,525)	(7,219)	(31,544)
Gross profit	6,763	6,675	25,809
Selling expenses	(3,435)	(3,208)	(12,870)
General and administrative expenses	(1,026)	(1,034)	(4,476)
Other operating income	279	361	1,718
Other operating expenses	(294)	(366)	(3,916)
Profit from operations	2,287	2,428	6,265
Finance costs	(707)	(826)	(3,280)
Interest income	99	130	377
Interest expense	(806)	(956)	(3,657)
Share of profit (loss) of equity-accounted investments	36	(53)	945
Other financial income (expense)	(44)	(330)	(361)
Financial expense, net	(715)	(1,209)	(2,696)
Profit before income taxes	1,572	1,219	3,569
Income taxes	(466)	(375)	(1,552)
Profit after income taxes	1,106	844	2,017
Profit attributable to minority interests	122	130	424
Net profit	984	714	1,593
Earnings (loss) per share (2) /ADS (3) (€)	0.23	0.17	0.39

(1)                  Different from the amounts reported in the previous year due to the adoption of IFRS. For further information, please refer to Note (1) to the financial statements contained in this Report.

(2)                  Earnings (loss) per share for each period is calculated by dividing net profit by the weighted average number of shares outstanding for the period.

(3)                  One American Depository Share (ADS) corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

Net Revenue (amended)

We continued our growth course in the first three months of 2005. Overall, the net revenue of the Group increased by approximately EUR 0.4 billion, or 2.8%, to approximately EUR 14.3 billion. The development of revenue in the reporting period was positively affected by approximately EUR 0.1 billion as a result of changes to the consolidated group, in particular the consolidation of EuroTel in the Mobile Communications SBA, offset, in part, by exchange rate effects also amounting to roughly EUR 0.1 billion, predominantly from the translation of U.S. dollars into Euro.

The main revenue driver was once again the Mobile Communications SBA. Increased customer numbers, particularly at T-Mobile USA, and the effects from the first-time consolidation of EuroTel resulted in a considerable increase in revenue. The Business Customers SBA also developed positively. Revenue increases in the Enterprise Services business unit – particularly in the area of Computing Desktop Services – more than compensated for the revenue decrease in the Business Services business unit.

Offsetting effects were recorded in the Broadband/Fixed Network SBA as total revenue decreased compared with the same period last year. The positive revenue development at T-Online, which is mainly attributable to the consistent development of the broadband market, was accompanied by increased revenue growth from broadband lines based on DSL technology at T-Com. This growth is, however, more than offset by considerably higher revenue losses at T-Com, which are primarily the result of regulatory intervention in the areas of call-by-call and carrier preselection, as well as a rising level of fixed-mobile substitution and declining revenues from International Carrier Sales and Solutions. Although positive revenue development is expected to continue at T-Online and in relation to Broadband products and services, overall revenues at T-Com are expected to continue to decline.

The following table shows the contributions of our strategic business areas to our total revenue before elimination of inter-segment revenue.

	For the three months ended March 31,			%	For the twelve months ended December 31,
	2005	2004	Change	Change	2004
	(millions of €, except where indicated)

Broadband/Fixed Network	6,555	6,945	(390)	(5.6)	27,012
Mobile Communications	6,746	6,272	474	7.6	26,527
Business Customers	3,106	3,075	31	1.0	12,962
Group Headquarters and Shared Services	853	866	(13)	(1.5)	3,526
Total revenue	17,260	17,158	102	0.6	70,027
Inter-segment revenue	(2,972)	(3,264)	292	8.9	(12,674)
Net revenue	14,288	13,894	394	2.8	57,353

The contribution of the strategic business areas to Group revenue (after elimination of inter-segment revenue) is presented below:

Net revenue (excluding inter-segment revenue) (amended)

	For the three months ended March 31, 2005	Proportion of net revenues of the Group (%)	For the three months ended March 31, 2004	Proportion of net revenues of the Group (%)	Change	% Change	For the twelve months ended December 31, 2004
	(millions of €, except where indicated)

Broadband/Fixed Network	5,458	38.2	5,657	40.7	(199)	(3.5)	22,397
Mobile Communications	6,531	45.7	5,966	42.9	565	9.5	25,450
Business Customers	2,234	15.6	2,209	15.9	25	1.1	9,246
Group Headquarters & Shared Services	65	0.5	62	0.5	3	4.8	260
Net revenue	14,288	100.0	13,894	100.0	394	2.8	57,353

While domestic revenues in the first quarter of 2005 remained at approximately the same level as in the first quarter of 2004, revenues generated outside Germany increased by more than 7% primarily as a result of the sustained positive development of revenue at
T-Mobile USA. The proportion of revenue generated outside Germany increased by 1.7 percentage points quarter-on-quarter to 40.4%.

Net revenue by geographic area (amended)

	For the three months ended March 31,			%	For the twelve months ended December 31,
	2005	2004	Change	Change	2004
	(millions of €, except where indicated)

Domestic (Germany)	8,511	8,515	(4)	(0.0)	34,741
International	5,777	5,379	398	7.4	22,612
Proportion generated internationally (%)	40.4	38.7			39.4
Europe (excluding Germany)	3,115	3,224	(109)	(3.4)	12,952
North America	2,592	2,071	521	25.2	9,301
Other	70	84	(14)	(16.7)	359
Net revenue	14,288	13,894	394	2.8	57,353

Cost of Sales (amended)

	For the three months ended March 31,			%	For the twelve months ended December 31,
	2005	2004	Change	Change	2004
	(millions of €, except where indicated)

Total Group	7,525	7,219	306	4.2	31,544

The EUR 306 million increase in the cost of sales to EUR 7,525 million in the first quarter of 2005 is due primarily to higher levels of amortization of UMTS licenses at T-Mobile Deutschland and T-Mobile UK, increased cost of purchased merchandise at T-Mobile USA, depreciation, amortization and impairment losses and rentals, and the first-time consolidation of EuroTel as of December 31, 2004. The Business Customers SBA and Group Headquarters and Shared Services also contributed to the increase, partly offset by the decrease in cost of sales in the Broadband/Fixed Network, especially at T - Com.

Selling expenses (amended)

	For the three months ended March 31,			%	For the twelve months ended December 31,
	2005	2004	Change	Change	2004
	(millions of €, except where indicated)

Total Group	3,435	3,208	227	7.1	12,870

The EUR 227 million increase in selling expenses to EUR 3,435 million in the first quarter of 2005 is due primarily to the rise in expenses at T-Mobile USA following the increase in the number of T-Mobile stores as well as, to a lesser extent, advertising campaigns for broadband and entertainment services in the Broadband/Fixed Network SBA, in particular at T-Online.

General and administrative expenses (amended)

	For the three months ended March 31,			%	For the twelve months ended December 31,
	2005	2004	Change	Change	2004
	(millions of €, except where indicated)

Total Group	1,026	1,034	(8)	(0.8)	4,476

General and administrative expenses remained essentially unchanged year-on-year. The increase in general and administrative expenses in the Broadband/Fixed Network SBA, in particular at T-Com, were offset by lower expenses at Group Headquarters & Shared Services.

Profit from operations (amended)

	For the three months ended March 31,			%	For the twelve months ended December 31,
	2005	2004	Change	Change	2004
	(millions of €, except where indicated)

Total Group	2,287	2,428	(141)	(5.8)	6,265

In 2005, profit from operations decreased by EUR 141 million to EUR 2,287 million as compared to the first quarter of 2004. Profit from operations increased in the Business Customers SBA and in Group Headquarters & Shared Services, offset by a decrease in the Mobile Communications and in the Broadband/Fixed Network SBAs. The decrease in profit from operations in the Mobile Communications SBA was caused primarily by higher depreciation, mainly of UMTS network infrastructure and the new network infrastructure in California, Nevada and New York in connection with the transaction with Cingular Wireless, as well as amortization of UMTS licenses. Similar depreciation and amortization charges were not recorded in the prior-year period as such charges are recorded under IFRS when the UMTS network commences operations.

Financial income (expense), net (amended)

Financial income (expense), net consists primarily of finance costs, share of profit (loss) of associates and joint ventures accounted for using the equity method, and other financial income (expense).

	For the three months ended March 31,			%	For the year ended December 31,
	2005	2004	Change	Change	2004
	(millions of €, except where indicated)

Finance costs	(707)	(826)	119	14.4	(3,280)
Interest income	99	130	(31)	(23.8)	377
Interest expenses	(806)	(956)	150	15.7	(3,657)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	36	(53)	89	n.m.	945
Other financial expense	(44)	(330)	286	86.7	(361)
Financial expense, net	(715)	(1,209)	494	40.9	(2,696)

n.m. – not meaningful

Net financial expense decreased significantly by EUR 494 million compared to the first quarter of 2004 due primarily to the reduction in interest expense (as a result of reduced indebtedness) and the non-recurrence of expenses for Toll Collect incurred in the first quarter of 2004, which impacted the share of profit (loss) of equity-accounted investments. The higher level of positive effects from foreign currency translation impacted other financial income (expense).

Personnel costs

	For the three months ended March 31,			%	For the year ended December 31,
	2005	2004	Change	Change	2004
	(millions of €, except where indicated)

Total Group	3,342	3,334	8	0.2	13,342

Personnel costs in the first quarter of 2005 remained essentially unchanged compared with the first quarter of 2004. Lower expenses as a result of the reduction in the number of employees, both at the balance sheet date and on average during the first quarter of 2004 , particularly at T-Com, were offset by an increase in collectively agreed wages and salaries in Germany and staff expansion at
T-Mobile USA.

Depreciation, amortization and impairment losses (amended)

	For the three months ended March 31,			%	For the year ended December 31,
	2005	2004	Change	Change	2004
	millions of € (except where indicated)

Amortization and impairment of intangible assets	613	304	309	n.m.	5,461
of which: UMTS licenses	213	2	211	n.m.	519
of which: U.S. mobile communications licenses	23	—	23	n.m.	1,250
of which: goodwill	—	—	—	n.m.	2,434
Depreciation and impairment of property, plant and equipment	1,921	1,887	34	1.8	7,666
Total depreciation, amortization and impairment losses	2,534	2,191	343	15.7	13,127

n.m. – not meaningful

The increase in depreciation, amortization and impairment losses relates primarily to the amortization of mobile communications licenses. In the first quarter of 2004, no amortization was recognized for UMTS licenses in Germany and the United Kingdom, as the UMTS networks were not yet operational at that time.

Profit before income taxes (amended)

	For the three months ended March 31,			%	For the twelve months ended December 31,
	2005	2004	Change	Change	2004
	millions of € (except where indicated)

Total Group	1,572	1,219	353	29.0	3,569

Profit before income taxes increased by 29.0 % to EUR 1,572 million in first quarter of 2005. While profit from operations decreased by EUR 141 million to EUR 2,287 million as compared to the first quarter of 2004, financial expenses improved significantly by EUR 494 million compared with the prior-year period.

Income tax expense (amended)

	For the three months ended March 31,			%	For the twelve months ended December 31,
	2005	2004	Change	Change	2004
	millions of € (except where indicated)

Total Group	466	375	91	24.3	1,552

The increased income tax expense for the period ended March 31, 2005 was due to improved operating results.

Net profit (amended)

	For the three months ended March 31,			%	For the twelve months ended December 31,
	2005	2004	Change	Change	2004
	(millions of €, except where indicated)

Total Group	984	714	270	37.8	1,593

Net profit increased in the first quarter of 2005 to EUR 1.0 billion. This represents an increase of approximatley 38 % compared with the same quarter last year. This growth was largely influenced by the positive development of profit before income taxes and the factors described above.

SEGMENT ANALYSIS

Reconciliation to new structures

In this Report, we present financial figures pursuant to IFRS and our realigned strategic business areas for the first time. In 2004, we commenced implementation of “DT2005” as an evolutionary development of our strategy. As a key step, as of January 1, 2005, we created three strategic business areas: “Broadband/Fixed Network,” “Mobile Communications” and “Business Customers.” These changes have been implemented as a result of technological developments, the changing industry landscape (including competition) and changing customer needs.These three new strategic business areas replace the previous segment reporting structure involving the T-Com, T-Mobile, T-Systems, and T-Online divisions. We believe that this reorganization will support our continued growth and reinforce our goal of continuing to be a leading integrated telecommunications company. This new strategic focus emphasizes the needs of the customer. We believe our new business focus will enable us to respond flexibly to constantly changing market conditions.

Segment information by strategic business areas (amended)

The primary segment reporting format pursuant to IFRS has been restructured to reflect our realignment of our Group companies according to strategic business areas. The prior-year comparative presentation has been recast and restated to reflect the new structure and accounting standards.

The following tables give an overall summary of our segments for the full 2004 financial year as well as for the first quarter of both 2005 and recast comparative for 2004. In addition to the details of the segments, there is also a reconciliation line.

For the year ended December 31, 2004	Net revenue	Intersegment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Depreciation and amortization	Impairment losses
	(millions of €)
Broadband / Fixed Network	22,397	4,615	27,012	5,551	25	(4,199)	(200)
Mobile Communications	25,450	1,077	26,527	1,524	1,177	(3,379)	(3,564)
Business Customers	9,246	3,716	12,962	554	(298)	(953)	(2)
Group Headquarters & Shared Services	260	3,266	3,526	(1,441)	27	(784)	(101)
Reconciliation	—	(12,674)	(12,674)	77	14	56	(1)
Group	57,353	—	57,353	6,265	945	9,259	(3,868)

For the three months ended March 31, 2005	Net revenue	Intersegment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Depreciation and amortization	Impairment losses
	(millions of €)

Broadband / Fixed Network	5,458	1,097	6,555	1,434	3	(1,010)	0
Mobile Communications	6,531	215	6,746	966	30	(1,112)	(24)
Business Customers	2,234	872	3,106	174	1	(217)	0
Group Headquarters & Shared Services	65	788	853	(267)	0	(161)	(23)
Reconciliation	—	(2,972)	(2,972)	(20)	2	14	(1)
Group	14,288	—	14,288	2,287	36	(2,486)	(48)

For the three months ended March 31, 2004	Net revenue	Intersegment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Depreciation and amortization	Impair- ment losses
	(millions of €)
Broadband / Fixed Network	5,657	1,288	6,945	1,482	8	(1,078)	(2)
Mobile Communications	5,966	306	6,272	1,141	86	(685)	0
Business Customers	2,209	866	3,075	157	(148)	(234)	0
Group Headquarters & Shared Services	62	804	866	(324)	0	(181)	(23)
Reconciliation	—	(3,264)	(3,264)	(28)	1	11	1
Group	13,894	—	13,894	2,428	(53)	(2,167)	(24)

Broadband / Fixed network

	As of March 31, 2005	As of December 31, 2004	% Change March 31, 2005/ December 31, 2004	As of March 31, 2004	% Change March 31, 2005/ March 31, 2004
	(millions, except where indicated) (1)

Broadband
Broadband lines (total) (2)	6.7	6.1	9.8	4.5	48.9
Germany (3)	6.4	5.8	10.3	4.4	45.5
of which: resale (4)	0.5	0.2	n.m.	0.0	n.m.
Central and Eastern Europe (CEE) (6)	0.3	0.3	0.0	0.1	200.0
Broadband rates (Germany and Western Europe)	3.9	3.6	8.3	2.7	44.4
of which: Germany	3.5	3.2	9.4	2.4	45.8

Narrowband
Narrowband lines (total) (7)	42.4	42.8	(0.9)	43.5	(2.5)
Germany (8)	36.4	36.8	(1.1)	37.4	(2.7)
Standard analog lines	26.1	26.4	(1.1)	27.0	(3.3)
ISDN lines	10.3	10.4	(1.0)	10.4	(1.0)
Central and Eastern Europe (CEE) (5)	6.0	6.1	(1.6)	6.1	(1.6)
Magyar Telekom (9)	3.1	3.2	(3.1)	3.2	(3.1)
Slovak Telecom (ST)	1.2	1.2	0.0	1.3	(7.7)
T-Hrvatski Telekom (T-HT) (10)	1.7	1.7	0.0	1.7	0.0
Narrowband rates (Germany and Western Europe) (6)	4.9	5.2	(5.8)	5.7	(14.0)
of which: Germany	4.7	5.0	(6.0)	5.4	(13.0)
Internet customers with a billing relationship (total) (11) (Germany and Western Europe) (6)	13.6	13.5	0.7	13.4	1.5
PAYG (12), broadband/narrowband < 30 days (Germany and Western Europe) (6)	0.8	0.9	(11.1)	1.0	(20.0)
of which: Germany	0.7	0.7	0.0	0.8	(12.5)

n.m. – not meaningful

Broadband and narrowband lines (Germany and Central and Eastern Europe) are the responsibility of the T-Com business unit.

The T-Online business unit has also been marketing broadband lines (in Germany) since January 31, 2005.

Customers with broadband and narrowband rates, all Internet customers with a billing relationship as well as PAYG <30 days (broadband/narrowband) in Germany and Western Europe are the responsibility of the T-Online business unit.

(1)       The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(2)       Lines in operation.

(3)       Since January 31, 2005, broadband lines based on DSL technology for consumers have been marketed by T-Online.

(4)       Definition of resale: sale of broadband lines to alternative providers outside the Deutsche Telekom Group.

(5)       Central and Eastern Europe includes the fixed-network business of MATÁV (including Maktel), Slovak Telecom (ST) and
T-Hrvatski Telecom (T-HT).

(6)       Customers with a billing relationship. Western Europe includes: Ya.com and Club Internet.

(7)       For the first time, the number of narrowband lines rather than channels are reported. Prior-year comparatives have been adjusted.

(8)       Telephone lines excluding internal use and public telecommunications, including wholesale services. Prior-year comparatives have been adjusted.

(9)       Re-branding of MATÁV as Magyar Telekom as of the beginning of May 2005. Subscriber-line figures include Magyar Telekom’s subsidiary, Maktel.

(10)     Brand name as of October 2004; legal name HT-Hrvatske telekomunikacije d.d.

(11)     Total calculated on the basis of customers (broadband and narrowband rates) with a billing relationship and PAYG < 30 days and PAYG > 30 days.

(12)     PAYG: Pay as you go.

The Broadband/Fixed Network strategic business area consists of the business units T-Com and T-Online, and serves consumers and smaller business customers of the Deutsche Telekom Group as well as the wholesale market. In addition, it handles business with resellers (wholesale business). T-Com is also responsible for the entire national and international network infrastructure as well as business with international network operators (International Carrier Services business).

In the first quarter of 2005, Broadband/Fixed Network once again considerably increased the number of broadband subscribers—in terms of both lines and calling plans—as a result of its successful marketing strategy. The number of broadband lines increased to 6.7 million at the end of the first quarter of 2005, 465,000 of which were DSL lines that had been sold to competitors as part of resale offers since June 1, 2004. In contrast, the number of narrowband lines and calls continued to decline as a result of competition and regulation. The number of customers subscribing to narrowband rates for Internet access also decreased further, in part due to migration to broadband rates.

T-Com

In the first quarter of 2005, T-Com again focused its activities on increasing the mass market penetration of its broadband lines based on DSL technology. As a result, the number of broadband lines grew by 621,000 to 6.7 million as compared with the end of 2004. Compared with the prior-year quarter, this figure increased by 48.9%. In Germany, around 6.4 million lines were in operation at the end of March 2005, which corresponds to an increase of 581,000 in the past quarter.

T-Com mainly focuses on attractive offers, such as the “three times zero” campaign (i.e., reimbursement credit of T-DSL line activation charges, free modem and free month subscription that T-Com and T-Online jointly ran until the end of January. Such offers enable T-Com not only to significantly increase the number of T-DSL lines, but also to push the trend towards DSL lines with higher bandwidths. Thus, at the end of March 2005, more than 10% of T-DSL lines had bandwidths of two or more megabits per second (Mbit/s).

W-LANs are an important element of our broadband strategy. The Broadband/Fixed Network SBA is increasing the number of W-LAN “HotSpots” in Germany in an effort to enhance the attractiveness of T-DSL by offering Internet access points in public locations. These efforts are part of a longer-term effort to increase the penetration of T-DSL products and services. Jointly, T-Com and T-Mobile have further expanded the public WLAN portfolio with the introduction of an even simpler and more transparent HotSpot rate system on March 1, 2005. The total number of T-Com HotSpots in operation in Germany rose to more than 3,700 at the end of March 2005.

The strong growth trend in the broadband sector continued in the first quarter of 2005 at T-Com’s subsidiaries in Central and Eastern Europe. The subsidiaries increased the number of DSL lines by around 120% year-on-year to 305,000 due to marketing initiatives. In the first quarter of 2005, the number of DSL lines increased by around 40,000, mainly driven by broadband growth in Central and Eastern Europe, in particular at Magyar Telekom. Within a year the Hungarian subsidiary raised the number of DSL lines by 99,000 to 224,000 at the end of the first quarter of 2005. Slovak Telecom already had 51,000 DSL lines in operation at the end of March, which corresponds to a fivefold increase compared with the prior-year quarter. Compared with the end of 2004, T-Hrvatski Telekom also significantly increased its number of broadband lines by 8,000 to 30,000 through targeted DSL marketing campaigns.

In the narrowband sector in Germany, the decline in the number of lines was mainly caused by customer migration to competitors and, to a lesser extent, the substitution effect caused by mobile communications. Compared with the prior-year quarter, the number of narrowband lines decreased by almost 2.7% to 36.4 million. The number of T-ISDN lines decreased by 1% to 10.3 million compared with the prior-year quarter, primarily due to the discontinuation of the price advantage of combining T-DSL with T-ISDN (compared with T-DSL combined with an analog line), as well as continuing market saturation.

The decrease in the number of call minutes in Germany is continuing due to losses of market share. The decline in market share in all four call areas (Local, Germany, World, fixed-line to mobile) slowed down slightly however, especially in the Local and Germany call areas. The reduction in call minutes by consumers is due to continued high usage of call-by-call and pre-selection offers. Another negative influence is the increasing number of lines that are realized by competitors on the basis of leased subscriber lines.

In Germany, T-Com introduced a brand new rate system on March 1, 2005, to increase its competitiveness in the German call market. At the end of March 2005, T-Com’s new rates already had 7.3 million customers. The simplification of the rate system is the first step towards a far-reaching streamlining of the product portfolio scheduled to be implemented in the consumer segment. Its aim is to simplify the range on offer, to provide greater transparency for customers and to enable cost reductions.

To focus more consistently on customer requirements, T-Com has established the growth program “Re-invent” in the context of our “Excellence” program. Together with “innovation and growth” as well as “quality and efficiency,” particular importance is attached to the subject of customer satisfaction. Alongside the rate campaign, there are also other intiatives to improve customer satisfaction, such as the quicker installation of DSL lines and providing a fixed time (within an hour)  for service appointments . Another core element of “Re-invent” is the increase in process and cost efficiency based on the economical use of personnel and other resources.

T-Online

The Internet market in Germany and the rest of Europe is currently influenced by two important trends – fast broadband growth with the associated expansion of possible applications and the further individualization of services. In 2004, T-Online focused its strategic orientation on sustained growth in the broadband market. The goal is to introduce a range of initiatives to position T-Online in the fast-growing broadband and IP services markets as the innovation and quality leader for the long term.

T-Online has identified and already begun implementing three key strategic initiatives in the first quarter of 2005: T-Online has positioned itself as a full-package DSL provider in Germany since February 2005 by marketing DSL lines and Internet access together with hardware components, and by continuing the broadband initiative until the end of January. Since the beginning of 2005, about 295,000 customers have opted for T-Online’s DSL service in Germany, and 145,000 of these signed up for the combined DSL and Internet access offer. Compared with the same quarter last year, the number of DSL service customers service increased by more than 40% to 3.5 million.

In Germany and Western Europe, the customer base for broadband service rose from 2.7 million to 3.9 million customers.

With a range of communications products based on Voice over IP (VoIP), T-Online presented an important building block for future triple play offers at CeBit 2005. T-Online presented the first examples of these combination offers, consisting of Internet access, and communications and entertainment services, under the name of “Home Entertainment & Services.”

An important component of T-Online’s entertainment services is the video-on-demand offer from the T-Online Vision broadband portal. Customers can currently choose from more than 300 films and documentaries in the movie and adult sections. A monthly average of 70,000 films were accessed via T-Online Vision in the first quarter of 2005.

Only one and a half years after it was launched, Musicload has already registered one million customers, making it one of the leading providers of legal music downloads in Germany. The threshold of one million downloaded titles was passed in December 2004. Musicload now offers 480,000 tracks (singles and albums).

The French Internet market is characterized by high competitive pressure and rising demand for broadband. T-Online is expanding its competitive position in France via the Internet provider, Club Internet. Club Internet further increased the number of broadband accesses in the first quarter of 2005 with a combination of fast broadband Internet accesses, digital multi-media entertainment services and attractively priced VoIP offers.

In Spain, ya.com was able to achieve gains in the DSL market thanks to its broadband campaign, which was launched at the end of 2004, increasing its DSL customer base by about 80% compared with the prior-year quarter. The DSL voice service (pre-selection), launched in January 2005, was particularly successful with existing as well as new customers.

	For the three months ended March 31,			For the twelve months ended December 31,
	2005	2004	% Change	2004
	(millions of €, except where indicated) (amended)
Total revenue(1)	6,555	6,945	(5.6)	27,012
T-Com(2)	6,220	6,603	(5.8)	25,603
T-Online(2)	509	489	4.1	2,012

Profit from operations	1,434	1,482	(3.2)	5,551

Depreciation, amortization, and impairment losses	(1,010)	(1,080)	(6.5)	(4,399)

Number of employees(3)	112,871	114,748	(1.6)	115,292
T-Com	109,787	111,830	(1.8)	112,329
T-Online	3,084	2,918	5.7	2,963

n.m. – not meaningful

(1)               Total revenues excluding intrasegment revenues between T-Com and T-Online.

(2)               T-Com’s prior-year results were adjusted to correspond with the Group’s realignment into three strategic business areas and according to IFRS. T-Online’s prior-year results have been adjusted in line with the transition to IFRS.

(3)               Average number of employees during the period.

The total revenue of the Broadband/Fixed Network strategic business area was EUR 6,555 million in the first quarter of 2005. While T-Online’s revenue increased compared with the prior-year quarter, T-Com’s revenue declined. In total, the Broadband/Fixed Network business area recorded a total revenue decrease of around 5.6%.

T-Com’s total revenues under the new structure and according to IFRS decreased by 5.8% to EUR 6,220 million in the first quarter of 2005. The decline was due to a decrease in external revenue of EUR 211 million and revenue with other Group companies of EUR 172 million.

Furthermore, the change in business model for the sale of mobile terminal equipment in the T-Punkt stores had a negative effect on
T-Com’s revenue. Since May 1, 2004, T-Com has received only sales commissions on the sale of mobile terminal equipment, rather than recognizing the full amount of the revenue from such sales. Prior to the change in T-Com’s business model, revenues from the sale of mobile devices and accessories through T-Com’s T-Punkt outlets during 2004 were recorded on a gross basis and the corresponding costs shown under cost of sales. As a result of the change in business model, revenues relating to sales of these products are recorded as sales commissions received from other Deutsche Telekom group companies.

Net revenue fell by EUR 211 million, or 4.1%, to EUR 4,998 million, compared with the prior-year quarter. This decrease was primarily the result of lower call revenues as a result of a further loss of market share to competitors and the loss of minutes to mobile communications. Moreover, price reductions as well as market share losses were recorded with respect to business with international carriers. This decline in revenues was only partly offset by growing revenues from broadband lines and from wholesale services for competitors, especially in the area of subscriber lines.

The decline in revenue generated with other Group entities of EUR  172 million is a result of reductions in prices as well as volumes. Data communications fell in particular due to the change in the types of products provided by T-Systems.

In Germany, total revenue in the first quarter of 2005 was EUR 5,606 million as compared with EUR 5,986 million in the same period last year. Access revenues from narrowband lines decreased slightly compared with the prior-

year period with increased marketing of lines with calling plans. Revenues from broadband access more than doubled in comparison with the prior-year period due to aggressive broadband marketing. Revenues from call minutes decreased by approximately 16% primarily due to the increasing substitution by mobile communications, loss of market share and price effects caused by the higher number of calling plans sold. In total, the positive development of access revenues (including T-DSL) was unable to offset the negative development in call revenues. Consequently, network communications revenue fell by 4.1% to EUR 3,473 million.

In Germany, revenue from terminal equipment declined by EUR 45 million, or 31%, mainly due to lower demand in rental business. The terminal equipment business was already weakened, however, due to price reductions and a decline in volume.

In Germany, revenue from value-added services declined by EUR 46 million, or 14%, mainly due to a decline in the market for premium rate services.

In Germany, revenue from data communications also declined by EUR 65 million, or 17%, in the first quarter of 2005 compared with the first quarter of 2004 due to price and volume reductions as well as the change in the types of products provided to T-Systems.

In Germany, offsetting effects were recorded in the sale of wholesale products. Volume growth in wholesale subscriber lines caused an increase in revenues compared with the prior-year period. In addition, interconnection calls and lines, as well as revenues from DSL resale products that were introduced on July 1, 2004, also contributed to the increase in revenues. However, price adjustments for wholesale products resulted in a reduction in revenue from Internet service providers. Declines in prices and volumes in the International Carrier Sales and Solutions (ICSS) business also contributed to a revenue decline of 8.5% to EUR 1,242 million in wholesale business compared with the prior-year period.

Total revenue from the Central and Eastern Europe subsidiaries remained almost constant in the first quarter of 2005 at EUR 614 million due to positive developments in exchange rates. The decrease in revenue from network communication and online services as well as the decrease of other revenue was partially offset by the increase of revenue from value added services, wholesale services revenue as well as from the increase of revenue from multimedia services. Network communication revenue from the Central and Eastern Europe subsidiaries measured in local currencies decreased primarily due to increased competition and fixed to mobile substitution.

Total revenue from T-Hrvatski Telecom measured in Euro decreased by 1.7%, which was slightly less than the decrease in local currency due to currency translation effects. Total revenue from T-Hrvatski Telekom in local currency decreased 4% primarily due to a decrease in network revenues resulting from increased competition and fixed to mobile substitution in the local market. T-Com expects the fixed-line network revenue to continue to decrease due to competition as a result of the liberalization of the Croatian telecommunication market. The Croatian government significantly reduced the license-fee for new alternative fixed-network telecommunication providers. Currently, two new competitors are in negotiations with T-Hrvatski Telekom for interconnection agreements.

Total revenue from Slovak Telekom in local currency decreased 6%, primarily due to decrease in network revenues as a result of fixed to mobile substitution. The decrease in network revenue was partly offset by an increase in revenues from value-added services, data communications and online services. Total revenues measured in Euro remained stable.

T-Online achieved group-wide total revenue of EUR 509 million in the first quarter of 2005, an increase of 4.1% over the first quarter of 2004. The continued growth of the DSL broadband market in particular resulted in further revenue growth. However, the reimbursement of activation charges as well as the waiving of subscription fees as part of the broadband advertising campaign, launched in 2004 and continued into the first quarter of 2005, resulted in lower immediate revenue growth. Since a high proportion of new customers recorded in the first quarter of 2005 (especially customers of the combined offer of a DSL line and a broadband service) will not generate revenue until the second quarter of 2005, revenue from the program to offer complete DSL bundles made only a small contribution to first quarter results.

Profit from operations at T-Com in the first quarter of 2005 decreased by approximately 1.4% to EUR 1.4 billion compared to the first quarter of 2004. The decrease in profit from operations was primarily due to increased bad debt losses from the ICSS business, as well as the costs of trainees, which had been previously reported under Group Headquarters & Shared Services’ costs but are now allocated based on actual cost generation. In addition, restructuring expenses (severance and voluntary redundancy payments and adjustments to collective agreements in Germany) of EUR 33 million were incurred in the first quarter of 2004 with no similar expenses in the first quarter of 2005. The results at the Central and Eastern European subsidiaries increased slightly, partially as a result of personnel reductions and technology improvements.

The decrease in operating was partially offset by a decline in depreciation and amortization, especially as a result of T-Com’s restrained investment activities in previous years. In addition, savings from leased office space, improved procurement practices and logistics, price reductions in billing services, as well as price and volume effects in relation to workstation systems contributed to the increase.

Profit from operations at T-Online decreased, partially as a result of the start-up costs of the combined DSL and entertainment packages in Germany, as well as the costs of the aggressive market expansion activities in France and, to a lesser extent, also in Spain.

The average headcount within the Broadband/Fixed Network SBA decreased by 1,877 to 112,871 compared with the prior-year quarter. The number of employees at T-Com fell by 1.8% to 109,787 compared with the prior-year period.

Personnel costs at T-Com increased by about 3%. This was a result of higher additions to provisions for partial retirement and severance, and to collectively agreed wage and salary increases.

Mobile Communications

	As of March 31, 2005	As of December 31, 2004	% Change(1)	As of March 31, 2004	% Change(1)
	(millions, except where indicated)
Mobile communications customers

Total	78.9	77.4	1.9	70.9	11.3
of which: T-Mobile Deutschland	27.6	27.5	0.4	26.7	3.4
of which: T-Mobile UK(2)	16.1	15.7	2.5	14.3	12.6
of which: T-Mobile Austria	2.0	2.0	0.0	2.0	0.0
of which: T-Mobile Netherlands	2.2	2.3	(4.3)	2.1	4.8
of which: T-Mobile CZ (Czech Republic)	4.4	4.4	0.0	4.0	10.0
of which: T-Mobile Hungary	4.1	4.0	2.5	3.8	7.9
of which: T-Mobile Hrvatska (Croatia)	1.6	1.5	6.7	1.4	14.3
of which: EuroTel (3) (Slovakia)	1.9	1.9	0.0	1.7	11.8
of which: Mobimak (Macedonia)	0.8	0.8	0.0	0.6	33.3
of which: T-Mobile USA	18.3	17.3	5.8	14.3	28.0

(1)     Percentages calculated on the basis of figures shown.

(2)     Including Virgin Mobile.

(3)     Rebranding as T-Mobile Slovensko at the beginning of May 2005; customers were included for the first time in the fourth quarter of 2004. Prior-year comparatives have been adjusted.

Compared with the end of 2004, the number of mobile customers rose by 1.5 million to just under 79 million. The quality of the customer base was improved by concentrating on fixed-term contract customers. More than 70 % of the new customers in the first quarter opted for fixed-term contracts, and have thus increased the proportion of fixed-term contract customers to almost 50 % of the total customer base. In addition to T-Mobile International’s subsidiaries, the new Mobile Communications strategic business area also includes mobile communications activities in Hungary, Croatia, Macedonia and Slovakia, which were previously assigned to T-Com. Again T-Mobile

USA was particularly successful in acquiring new customers – in the first quarter of 2005 over 950,000 net new customers.

In 2004, T-Mobile USA attracted almost 4 million net new customers and thus increased its customer base by approximately 28%.
T-Mobile has been especially successful in the marketing of BlackBerry™ devices in the United States. More than 500,000 T-Mobile USA customers now use a BlackBerry™ for mobile data communications. The churn rate was lowered to 2.8% quarter-on-quarter. The churn rate for contract customers fell to 2.3%. For a definition of churn rate and the manner in which it is calculated in each geographic market, refer to “Item 4. Information on the Company – Description of Business Divisions – T-Mobile – Principal Markets” in our 2004 Annual Report on Form 20-F.

In Europe, T-Mobile is marketing its Relax calling plans. With the various Relax calling plans, customers receive a certain number of call minutes for defined mobile calls at a monthly package rate. Across Europe, a total of approximately 3.1 million total customers have opted for T-Mobile’s Relax rates at the end of the first quarter of 2005. This number is equivalent to 14 % of all T-Mobile’s European fixed-term contract customers.

T-Mobile Deutschland continued to focus its marketing activities on fixed-term contract business. Customer growth was almost entirely attributable to the postpaid sector. In total, customer numbers grew by 89,000. The average monthly churn rate was further reduced to 1.4% in the first quarter of 2005.

T-Mobile UK acquired 392,000 new customers, 81,000 of which were fixed-term contract customers. Thus the number of fixed-term contract customers is stable at over 3 million. Compared with the previous quarter, the average monthly churn rate fell by 0.4 percentage points to 2.6%.

The companies in the Czech Republic, Hungary and Macedonia also recorded further customer growth in the first quarter of 2005. T-Mobile Austria stabilized its customer base. The number of customers at T-Mobile Netherlands, however, fell by 39,000 because of continued strong competition. Customer numbers also decreased by 30,000 at EuroTel due to increased competition.

Average Revenue per User (ARPU)

We use ARPU to measure the average monthly services revenues on a per customer basis. We believe that ARPU provides management and investors with useful information concerning the financial performance of our product and service offerings and our ability to attract and retain high-value customers. We calculate ARPU as services revenues generated by customers (revenues for originating and terminating voice calls and data revenues), including our customers’ roaming revenues and monthly subscription fees, divided by our average number of customers for the period. The revenues we use in the calculation of ARPU exclude revenues from equipment sales and customer activations because they do not represent ongoing revenue streams and revenues from virtual network operators and other revenues because they are not generated directly by our customers. We exclude the customers of virtual network operaters from the denominator in our ARPU calculation, but we do include resellers. In this Report, visitor roaming revenues are included in ARPU for the first time. This improves the comparability of our ARPU figues with the data of some of our competitors who include such revenues in their calculations. Service revenue as used in the calculation of ARPU has been prepared in accordance with IFRS. ARPU is not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

	As of March 31, 2005 Service Revenue	As of March 31, 2005 ARPU	As of March 31, 2005 Average number of customers	As of March 31, 2004 Service Revenue (millions) of	As of March 31, 2004 ARPU	As of March 31, 2004 Average number of customers
	(millions of €)	(€)	(millions)	(€)	(€)	(millions)
Service revenue
T-Mobile Deutschland	1,861	23	27.6	1,838	23	26.7
T-Mobile UK(1)	820	26	10.7	942	31	10.2
T-Mobile Austria	210	34	2.0	212	35	2.0
T-Mobile Netherlands	233	35	2.2	217	35	2.1
T-Mobile CZ (Czech Republic)	206	16	4.4	173	15	4.0
T-Mobile Hungary	234	19	4.1	215	19	3.8
T-Mobile Hrvatska (Croatia)	94	20	1.6	84	21	1.4
EuroTel (2) (Slovakia)	79	14	1.9	—	—	—
Mobimak (Macedonia)	29	13	0.8	28	17	0.6
T-Mobile USA	2,086	39	18.3	1,697	41	14.3

(1) Excluding Virgin Mobile.

(2) Fully consolidated as of the first quarter of 2005.

Mobile communications development of operations (amended)

	March 31, 2005	March 31, 2004	Change	% Change	December 31, 2004
	(millions of €, except where indicated)

Total revenue (1)	6,746	6,272	474	7.6	26,527
of which: T-Mobile Deutschland	2,074	2,210	(46)	(2.2)	8,745
of which: T-Mobile UK	988	1,133	(145)	(12.8)	4,344
of which: T-Mobile Austria	222	235	(13)	(5.5)	882
of which: T-Mobile Netherlands	256	250	6	2.4	1,046
of which: T-Mobile CZ (Czech Republic)	217	186	31	16.7	827
of which: T-Mobile Hungary	256	235	21	8.9	1,049
of which: T-Mobile Hrvatska (Croatia)	101	89	12	13.5	436
of which: EuroTel (2) (Slovakia)	86	—	n.m.	n.m.	—
of which: Mobimak (Macedonia)	31	30	1	3.3	135
of which: T-Mobile USA	2,598	2,053	545	26.5	9,278
Profit from operations	966	1,141	(175)	(15.3)	1,524
Depreciation, amortization and impairment losses	(1,136)	(685)	(451)	(65.8)	(6,943)
Number of employees (3)	48,914	46,337	2,577	5.6	47,418

n.m. – not meaningful

(1) These amounts relate to the companies’ respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.
(2) Fully consolidated as of the first quarter of 2005. Rebranding as T-Mobile Slovensko at the beginning of May 2005.
(3) Average number of employees during the period.

The Mobile Communications SBA includes all activities of the fully consolidated mobile communications companies in Germany, the United Kingdom, the United States, the Czech Republic, Austria, the Netherlands, Hungary, Croatia, Slovakia and Macedonia as well as minority investments in Russia and Poland. Prior-year results were adjusted to correspond with the Group’s realignment into three strategic business areas and according to IFRS.

In the first quarter of 2005, Mobile Communications SBA, total revenue increased by EUR 474 million, or 7.6%, compared with the first quarter of 2004. In addition to the first-time consolidation of EuroTel, contributing revenues of EUR 86 million, the overall increase in revenue was primarily attributable to the revenue growth of EUR 545 million at T-Mobile USA. The operations in the Czech Republic and Croatia achieved double-digit growth rates. In the United Kingdom, revenue declined by EUR 145 million, mainly as a result of reduced termination charges. Low sales in the terminal equipment business due to a lower churn rate caused revenue in Germany to slightly decrease.

Profit from operations in the first quarter of 2005 decreased by approximately 15% to EUR 966 million compared with the first quarter of 2004. This decrease is essentially attributable to higher amortization of UMTS licenses in Germany and the United Kingdom, which under IFRS had not been recorded in the first quarter of 2004, as well as higher depreciation of property, plant and equipment. These decreases are mainly due to depreciation of network infrastructure in California, Nevada and New York as well as depreciation of UMTS property, plant and equipment in Germany and the United Kingdom:

The number of employees in Mobile Communications increased by 2,577 to 48,914 at the end of the first quarter of 2005. This rise relates mainly to staff additions at T-Mobile USA and to newly consolidated operations in Slovakia. In contrast, the number of employees in Western Europe fell slightly.

Business Customers

	As of March 31, 2005(1)	As of March 31, 2004(1)	% Change	As of December 31, 2004(1)

Enterprise Services Computing and Desktop Services
Processor capacity (MIPS)(2)	130,429	116,956	11.5	130,786
Number of servers managed and serviced (units)	36,360	31,365	15.9	35,418
Number of workstations managed and serviced (millions of units)	1.3	1.2	n.m.	1.2
Proportion of support activities, Germany (%)	60.5	59.6	n.m.	60.6
Proportion of retail, Germany (%)	39.5	40.4	n.m.	39.4

Systems Integration
Hours billed (millions)	2.8	2.9	n.m.	11.7
Utilization rate (%)(3)	77.3	73.5	n.m.	77.8

Business Services
Voice total revenue (millions of €)	455	472	(3.6)	1,933
Data total revenue (legacy/IP) (millions of €)	579	594	(2.5)	2,593
IT total revenue (millions of €)	32	19	68.4	77

n.m. – not meaningful

(1)       The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(2)       Million instructions per second.

(3)       Ratio of average number of hours billed to maximum possible hours billed per period.

In the first quarter of 2005, total revenue in the Business Customers SBA increased by approximately 1.0% compared with the first quarter of 2004.

The T-Systems Enterprise Services (ES) business unit made a significant contribution to this positive development. The ES business unit is the Business Customers SBA’s point of contact for multinational corporations and large public authorities. In the highly competitive IT services market, the ES - Computing & Desktop Services unit won a number of new customer projects. Compared with the prior-year period, the number of servers managed and serviced increased by 15.9%, while the number of workstations managed and serviced increased by 3.8%. In addition, there was a slight increase in the proportion of support activities, which generate higher margins than pure sales activities. MIPS rose by 11.5% year-on-year. Due to the consolidation of computing centers, however, the ES - Computing & Desktop Services unit recorded a slight decrease in processor capacity compared to the year-ended 2004.

Development in the ES - Systems Integration unit was also positive, with an improvement in the capacity utilization rate of almost 4% compared with the corresponding prior-year period. In particular, this reflects the capacity adjustments implemented due to market developments, which served to offset the slight decline in the number of hours billed.

In the first quarter of 2005, T-Systems Business Services (BS) was faced with sustained, significant price and competitive pressures in its voice and legacy data activities. Revenue from this business unit, which is responsible for approximately 160,000 large and medium-sized businesses, decreased in the first quarter of 2005 compared to the first quarter of 2004.

	For the three months ended March 31,(1)			For the twelve months ended December 31,(1)
	2005	2004	% Change	2004
	(millions of €, except percentages) (amended)

Total revenue	3,106	3,075	1.0	12,962
Profit from operations	173	157	10.2	553

Depreciation, amortization and impairment losses	(216)	(234)	7.63	(955)
Other taxes
Number of employees(2)	51,314	52,357	(2.0)	51,978

(1)       Prior-year results were adjusted to correspond with the Group’s realignment into three strategic business areas and according to IFRS.

(2)       Average number of employees during the period.

Total revenue

In the first quarter of 2005, total revenue in the Business Customers SBA increased by 1.0% to EUR 3,106 million. The substantialtotal revenue growth of over EUR 134 million in the Enterprise Services business unit more than offset the decrease of approximately EUR 103 million in the Business Services business unit.

With total revenue growth of 9.6%, the ES - Computing & Desktop Services unit made a significant contribution to the increased total revenue for the first quarter. Total revenue in the ES - Systems Integration unit increased by 4.6 % compared with the first quarter of 2004. In the ES - Telecommunications unit, new customer projects allowed the Business Customers SBA to generate total revenue growth of 2.9% as compared with the corresponding prior-year period.

Inter-segment revenues amounted to EUR 872 million in first quarter of 2005, compared to EUR 866 million in first quarter of 2004. This slight increase is mainly attributable to ES – Computing & Desktop Services, offset, in part, by Business Services.

Net revenue

Business with customers outside our Group further expanded in the first quarter of 2005. Net revenue growth of 1.1% in the first quarter of 2005 was stronger than the growth in total revenue. This development reflects the Business Customers SBA’s positioning in the market and the continued substitution of internal revenue with external revenue.

The Enterprise Services business unit generated an increase in net revenue of 5.8% in the first quarter of 2005 compared with the first quarter of 2004. This was driven primarily by the ES - Computing & Desktop Services unit, which generated net revenue growth of 9.5% in the first quarter of 2005 compared with the first quarter of 2004. This increase was primarily due to the consolidation and sustained expansion of existing customer relationships. However, net revenue in the ES - Systems Integration unit decreased due to the continued price pressure in the external market.

Considerable price and competitive pressure also had a negative impact on net revenue at the Business Services business unit. The net revenue of the Business Services business unit decreased by 2.2% in the first quarter of 2005 as compared with the first quarter of 2004.

Profit from operations improved by 10.2% in the first quarter of 2005 compared with the first quarter of 2004, primarily due to the lower level of depreciation and amortization and also as a result of cost reduction and efficiency enhancement measures, including the first effects of the “Focus on Growth” program.

The average headcount within the Business Customers SBA decreased by 1,043 to 51,314 during the first quarter of 2004 compared with the first quarter of 2004.

Group Headquarters & Shared Services

At Group Headquarters & Shared Services, we combine our strategic and Group-wide management functions along with operational tasks that are not directly related to the core businesses of the various Group entities. The Shared Services include Vivento, Real Estate Services, and DeTeFleetServices, the full-service provider of fleet management and mobility services. Since January 1, 2005, the former shared service Billing & Collection has been managed within the Business Customers SBA under the T-Systems brand name.

Real Estate Services, the shared service responsible for managing and servicing Deutsche Telekom AG’s real estate assets primarily in Germany, was expanded at the beginning of 2005 with the first foreign operations of the real estate group, as Deutsche Telekom Immobilien und Service GmbH together with a local partner formed TELIT Szolgáltató Részvénytársaság in Hungary to provide facility management services for Magyar Telekom and third parties. In addition, since January 1, 2005, the power and air condition solution business for our telecommunication activities has been managed separately from GMG in the newly established PASM Power and Air Condition Solution Management GmbH & Co. KG.

The Call Center Unit and Vivento Technical Services GmbH & Co. KG (VTS) business lines of Vivento created new jobs in their business fields. Vivento Customer Services GmbH & Co. KG (VCS), which launched operations in early 2004 as part of the Call Center Unit, and VTS, which commenced operations in July of 2004, have continually expanded their operational scope. At present, around 5,700 staff are permanently employed in these two business lines, approximately 4,800 of which are in the Call Center Unit and 900 in VTS.

VCS, which has 18 offices throughout Germany, has established itself in the quickly expanding market for call center services. As of March 31, 2005, VCS employed approximately 2,500 employees and engaged approximately 700 workers from Vivento on a temporary basis.

Approximately 900 permanent employees and approximately 700 temporary staff from Vivento were employed at VTS at March 31, 2005. VTS provides installation and services in the field of technical infrastructure, specifically for companies in the telecommunications and information technology sectors.

In the first quarter of 2005, Vivento took on around 700 employees from the Deutsche Telekom Group. This increased the number of transferred staff to approximately 32,500 since Vivento was established. More than 2,000 employees left Vivento in the first quarter, of which approximately half of them left the group. Since its formation, approximately 14,800 employees have found jobs outside Vivento. The current number of employees is approximately 17,700, approximately 700 of which are Vivento’s own employees or members of Vivento’s management, around 5,700 work in the two Vivento business lines, and around 11,200 are transferred employees, of which approximately 7,100 were engaged on a contract or temporary basis at March 31, 2005.

Building on its ongoing goal, namely to place as many employees as possible in permanent jobs inside and outside the Group, Vivento will continue to direct its strategic focus on expanding its business lines and realizing additional placement opportunities in 2005. As in 2004, the top priority will be long-term staff reductions for the Group. At the same time, emphasis will be placed on continued cooperation with government agencies and public institutions in order to provide new career prospects, in particular to employees with civil-servant status. The working relationship with the Federal Labor Agency (Bundesagentur für Arbeit) and municipal governments in connection with the Federal Government’s Hartz IV program has established an important foundation.

	For the three months ended March 31,		%	For the twelve months ended December 31,
	2005	2004	Change	2004
	(millions of €, except where indicated) (amended)

Total revenue (1)	853	866	(1.5)	3,526
Loss from operations	(267)	(324)	17.6	(1,441)

Depreciation, amortization and impairment losses	(184)	(204)	9,8	(885)

Number of employees (2)	30,868	34,919	(11.6)	32,872
Of which: at Vivento (3)	17,700	20,100	(11.9)	19,000

(1)                     Total revenue includes inter-segment revenues.

(2)                     Average number of employees during the period.

(3)                     Number of employees as of balance sheet date, including Vivento’s own staff and management. Prior-year comparatives have been adjusted. Figures rounded.

The total revenue of Group Headquarters & Shared Services decreased slightly compared with the first quarter of 2004. The decline is attributable primarily to lower revenue generated in Real Estate Services due, in particular, to a reduction in demand of the strategic business areas for real estate in the course of the conversion to a new market-based lease contract with the strategic business areas. This effect was only partially offset by the revenues generated by the Vivento business lines Call Center Unit and VTS, which started operations in January and July 2004, respectively.

Loss from operations improved by EUR 57 million compared to the same period of the previous year. The main factors contributing to this development include Vivento’s lower personnel costs as a result of fewer personnel and higher income from contract or temporary work arrangements. In addition, the costs of trainees, which had been previously reported under Group Headquarters & Shared Services’ costs, is now allocated based on actual cost generation. This was almost entirely offset by lower operating profits generated by Real Estate Services primarily due to lower revenues. In addition, voluntary redundancy payments amounted to EUR 13 million in the first quarter of 2005 compared with EUR 33 million in the first-quarter of 2004. During the first three months of 2005, Group Headquarters & Shared Services received from the SBA’s transfer payments of approximately EUR 2 million for employees transferred to Vivento. There were no transfer payments in the first quarter of 2004. A further factor contributing to the improvement of the loss from operations is the decline of depreciation and amortization compared with the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

The following table provides information regarding our cash flows:

	For the three months ended March 31,
	2005	2004
	(millions of €)

Net cash from operating activities	2,176	4,304
Net cash used in investing activities	(5,723)	(1,335)
Net cash from (used in) financing activities	1,772	(2,658)
Effect of foreign exchange rate changes on cash and cash equivalents	30	18
Net (decrease) increase in cash and cash equivalents (1)	(1,745)	329
Cash and cash equivalents, at beginning of period	8,005	8,684
Cash and cash equivalents, at end of period	6,260	9,013

(1)                     Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

Liquidity

Net cash from operating activities

Net cash from operating activities in the first three months of 2005 amounted to EUR 2.2 billion. This represents a year-on-year decrease of EUR 2.1 billion, mainly as a result of an increase in tax payments and changes to working capital.

Net cash used in investing activities

Net cash used in investing activities amounted to EUR 5.7 billion compared with EUR 1.3 billion in the same period last year. Year-on-year, cash outflows for property, plant and equipment, and intangible assets increased by around EUR 1.7 billion, cash outflows for interests in fully consolidated companies increased by EUR 1.9 billion, and cash outflows for short-term investments and marketable securities increased by EUR 1.1 billion. This includes investments of EUR 1.7 billion by T-Mobile USA in connection with the winding up of the U.S. mobile communications network sharing joint venture, EUR 1.8 billion for the repurchase of T-Online shares, and EUR 0.8 billion for the purchase of other stock.

Cash inflows from disposal of non-current assets amounted to EUR 0.3 billion, EUR 0.1 billion more than the same period last year.

Net cash from (used in) financing activities

Year-on-year, cash flows arising from financing activities improved by EUR 4.4 billion to EUR 1.8 billion in the first quarter of 2005. This is primarily attributable to a total increase in proceeds from the issuance of short-, medium- and long-term financial liabilities of EUR 3.1 billion (mainly euro bonds.) and a total decrease in repayment of short-, medium- and long-term financial liabilities of EUR 1.3 billion.

Capital Resources (amended)

The following table summarizes our total financial liabilities as of March 31, 2005 and December 31, 2004:

	March 31,	December 31,
	2005	2004	Change	% Change
	(millions of €, except where indicated)

Bonds	42,275	39,820	2,455	6.2
Liabilities to banks	3,121	3,082	39	1.3
Liabilities to non-banks from promissory notes	656	651	5	0.8
Liabilities from derivatives	1,143	1,159	(16)	(1.4)
Lease liabilities	2,459	2,487	(28)	(1.1)
Liabilities arising from ABS transactions	1,487	1,563	(76)	(4.9)
Other financial liabilities	2,998	2,328	670	28.8
Total	54,139	51,090	3,049	6.0

Total financial liabilities increased as of March 31, 2005 as compared with December 31, 2004 primarily as a result of a EUR 3 billion bond issued in January 2005 and a slight increase in liabilities to banks, offset, in part, by principal repayments and foreign exchange effects.

The following table summarizes the development of liquid assets:

	As of March 31, 2005	As of December 31, 2004	Change	% Change
	(millions of €, except where indicated)

Total liquid assets	6,260	8,005	(1,745)	(21.8)

The main reason for the reduction of our liquid assets was our investments in property, plant and equipment of EUR 2.5 billion.

Capital expenditures and investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies as well as proceeds from the sales of non-current assets and investments.

	For the three months ended March 31,			%
	2005	2004	Change	Change
	(millions of €, except where indicated)

Capital expenditures	3,091	1,352	1,739	n.m.
Investments	2,042	371	1,671	n.m.
Proceeds from sales of non-current assets and investments	(266)	(132)	(134)	n.m.
Other	856	(256)	1,112	n.m.
Net cash used for investing activities	5,723	1,335	4,388	n.m.

n.m. – not meaningful

Capital Expenditures

The following table provides information about our capital expenditures for the years presented. Other capital expenditures include advanced payments and construction in progress, as well as plant and office equipment.

	For the three months ended March 31,
	2005	2004	Change	% Change
	(millions of €, except where indicated)

Intangible assets (excluding goodwill)	663	109	554	n.m.
Fixed networks	1,892	307	1,585	n.m.
Buildings	18	15	3	20.0
Other capital expenditures	518	921	(403)	(43.8)
Total capital expenditures	3,091	1,352	1,739	n.m.

n.m. – not meaningful

The increase in total cash basis capital expenditures in the first three months of 2005 compared to the same period of 2004 mainly relate to investments of EUR 1.7 billion by T-Mobile USA in connection with the winding up of the U.S. mobile communications network sharing joint venture.

Investments

Investments in subsidiaries, associated companies and other financial assets amounted to EUR 2,042 million in the first three months of 2005. The significant increase is attributable primarily to the acquisition of shares in T-Online International AG (EUR 1.8 billion) and Telekom Montenegro (EUR 0.1 billion).

Contractual obligations and other commitments (amended)

At March 31, 2005, we had contractual cash obligations for accruals totaling EUR 10,670 million and liabilities totaling EUR 54,139 million. In addition, we have other financial obligations for payments to special pension funds, purchase commitments and operating leases and liabilities arising from warranty agreements and guarantees.

Total financial liabilities (amended)

The following table summarizes total financial liabilities of March 31, 2005:

		Payments due by period
	Total	Less than 1 Year	1-5 Years	After 5 Years
	(millions of €)

Interest-bearing liabilities	50,108	9,001	19,792	21,315
of which: bonds	42,275	7,019	17,186	18,070
of which: liabilities to banks	3,121	1,424	875	822
Other financial liabilities	4,031	3,387	277	367
Total	54,139	12,388	20,069	21,682

For more information regarding our financial liabilities, refer to “— Liquidity and Capital Resources — Capital Resources” and Note (7) in the condensed consolidated financial statements.

At March 31, 2005, the discounted value of capital lease obligations amounted to EUR 1,939 million (EUR 1,971 million at December 31, 2004), primarily for office buildings with varying terms of up to 25 years.

Other financial obligations at March 31, 2005, consisted of the following:

		Payments due by period
	Total	Less than 1 Year	After 1 Year
	(millions of €)

Present value of payments to special pension fund	7,883	583	7,300
Purchase commitments for interest in other companies	132	128	4
Purchase commitments for capital projects in progress, including obligations arising from future expenditures	3,676	3,520	156
Operating leases	18,823	1,453	17,370
Other financial obligations	19	15	4
Total other financial obligations	30,533	5,699	24,834

The purchase commitments for interest in other companies decreased compared with year end of 2004. The reason for this is mainly the purchase of further shares of CMobil B.V. in the first quarter of 2005.

Purchase commitments for capital projects in progress including obligations arising from future expenditures increased by EUR 451 million compared with the year ended December 31, 2004 due to increased purchase commitments at DTAG.

The total future payment obligations under non-cancelable operating leases increased by EUR 2,541 million to EUR 18,823 million. This was primarily due to the winding up of the U.S. mobile communications joint venture, which resulted in an increase in the rental and lease obligations of T-Mobile USA in conjunction with the network infrastructure in California, Nevada and New York.

Guarantees and commitments (amended)

The following table summarizes liabilities arising from warranty agreements and guarantees as of March 31, 2005:

Total
(millions of €)

Liabilities arising from warranty agreements	1,339
Guarantees	49
Total	1,393

OTHER INFORMATION

Changes in the Management Board and Supervisory Board

During the reporting period and thereafter, the following changes occurred in the composition of the Company’s Board of Management and Supervisory Board:

Konrad F. Reiss, the Deutsche Telekom AG Board of Management member responsible for the Business Customers strategic business area and the CEO of T-Systems, died on April 6, 2005. Chairman Kai-Uwe Ricke has temporarily assumed responsibility on the Board of Management of Deutsche Telekom AG for the Business Customers strategic business area.

Effective midnight on February 9, 2005, Dr. Wendelin Wiedeking, President and Chief Executive Officer of Dr. Ing. h.c. F. Porsche AG, resigned from his position on the Supervisory Board of Deutsche Telekom AG. Dr. Wolfgang Reitzle, President and Chief Executive Officer of Linde AG, was initially appointed as a member of the Supervisory Board by order of the Bonn District Court (Amtsgericht) effective February 10, 2005. Dr. Reitzle was elected to the Supervisory Board by the Shareholders’ Meeting of Deutsche Telekom AG on April 26, 2005.

Mr. Volker Halsch, State Secretary at the Federal Ministry of Finance, was elected to the Supervisory Board by Deutsche Telekom AG’s shareholders on April 26, 2005. As of October 1, 2004, the Bonn District Court appointed State Secretary Volker Halsch as successor to State Secretary Dr. Manfred Overhaus, who left the Supervisory Board effective September 30, 2004.

Regulation

Our business is significantly influenced by the regulatory regime applicable to telecommunications operators and service providers in Germany and other countries. A detailed discussion of regulatory decisions applicable to our businesses and services is included in “Item 4. Information on the Company — Regulation” in our 2004 Annual Report on Form 20-F. Additional developments are summarized below.

On April 12, 2005 the German telecommunications regulator started an official request for information of the end-user market for internet access which might be the basis for further market analysis procedures. Although the market for internet access is not included in the “E.U. recommendation on relevant markets,” the German telecommunications regulator anticipates an influence on competition as a consequence of the proposed merger of T-Online International AG into Deutsche Telekom AG. If the market analysis declares T-Online to possess significant market power, regulatory provisions of its tariffs would be expected.

On April 29, 2005, the German telecommunications regulator reduced the monthly line rental charges we are allowed to charge our competitors from EUR 11.80 to EUR 10.65. These charges are valid for the period from April 1, 2005 to March 31, 2007. The German telecommunications regulator took this action in response to a decrease in interest on capital from 8% to 7.15% and a perceived reduction in overhead costs.

Also in April 2005, the E.U. Commission launched another infringement proceeding against Germany criticising a provision of the Telecommunications Act that does not allow for imposition of the obligation to offer carrier pre-selection and call-by-call-selection if there is effective competition between services supplied by mobile network operators and by mobile service providers at the retail level. The E.U. Commission is also concerned that the Telecommunications Act does not give the German telecommunications regulator the flexibility to impose less intrusive obligations than price regulation in connection with retail communications services of entities with significant market power. The E.U. Commission is further concerned that the Telecommunications Act does not provide for enough flexibility for the German telecommunications regulator to decide how to apply the price regulation (for example, either retroactively or prospectively).

Declaration of Conformity

In the most recent Declaration of Conformity released on December 16, 2004 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declare that Deutsche Telekom AG complies with the recommendations of the “Government Commission for a German Corporate Governance Code,” published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 4, 2003, without exception. The full text of the Declaration of Conformity can be found on the Deutsche Telekom website (www.deutschetelekom.com). The Declaration of Conformity by the publicly traded subsidiary, T-Online International AG, has been made available to shareholders on T-Online International AG’s website (www.t-online.com).

Matters approved at the 2005 shareholders’ meeting

At the Deutsche Telekom AG Shareholders’ Meeting held on Tuesday, April 26, 2005 in Hanover, Germany, the following matters were approved by the shareholders:

Agenda Item
1.	Presentation of the approved financial/consolidated financial statements, etc.

Presentation of the approved financial statements and the consolidated financial statements approved by the Supervisory Board as of December 31, 2004, the combined management report for Deutsche Telekom AG and the Group and the Supervisory Board’s report on the 2004 financial year.

2.	Resolution on the appropriation of net income.

Resolution that the net income totaling EUR2,881,090,240.54 be used as follows: (a) payment of a dividend of EUR0.62 for each individual dividend-bearing no par value share or an aggregate of EUR2,586,231,465.88, and (b) carrying forward of the remaining balance of EUR294.858.774,66 to the new account.

3.	Resolution regarding approval of the Board of Management’s actions for the 2004 financial year.
Resolution approving the Board of Management’s actions for the 2004 financial year.

4.	Resolution regarding approval of the Supervisory Board’s actions for the 2004 financial year.
Resolution approving the Supervisory Board’s actions for the 2004 financial year.

5.	Resolution on the appointment of the independent auditor and the Group auditor for the 2005 financial year.

Resolution that PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young Deutsche AG Wirtschaftsprüfungsgesellschaft, Stuttgart, be jointly appointed as the independent auditor and Group auditor for the 2005 financial year, subject to the proviso that each auditor is able to conduct the audit alone if the other auditor should drop out for a reason for which the Company is not responsible.

6.	Resolution authorizing the Company to purchase and use its own shares including use for exclusion of subscription rights.

Resolution authorizing the Board of Management to purchase a total of 419,786,533 shares in the Company by October 25, 2006, which is slightly less than 10% of our capital stock. Any such purchase is subject to various restrictions and conditions relating to, among other things, the manner and timing of such purchase. The treasury shares acquired may be, subject to certain restrictions and conditions, resold on the stock exchange, used to list the Company´s shares on foreigns stock exchanges, offered to third parties in the course of business combinations or for the acquisitions of companies, parts of companies, or interests of companies, withdrawn, offered to shareholders, sold other than in the stock exchange or by way of an offer to all shareholders, to fulfill conversion and/or option rights and obligations from convertible bonds and/or bonds with warrants. Further the shares may be used for serving subscription rights to shares that holders of such subscription rights to shares of T-Online International AG are entitled to and who will be granted subscription rights to shares of Deutsche Telekom AG as a result of the merger of T-Online International AG with Deutsche Telekom AG.

7.	Election of State Secretary Volker Halsch as Member of the Supervisory Board.

Resolution to elect Volker Halsch, State Secretary at the Federal Ministry of Finance, Berlin to the Supervisory Board as a shareholder representative for the period up to the end of the Shareholders’ Meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2009 financial year.

8.	Election of Dr. Wolfgang Reitzle as Member of the Supervisory Board.
Resolution to elect Dr. Wolfgang Reitzle, Chairman of the Board of Management of Linde AG,

Wiesbaden, to the Supervisory Board as a shareholder representative for the period up to the end of the Shareholders’ Meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2009 financial year.

9.

Resolution authorizing the issuance of convertible bonds and/or warrants (which can also each have dividend-relatd interest like a participating bond) under the revocation of the existing authorization and creation of additional contingent capital and amendment to the Articles of Incorporation as well as the option of excluding the subscription right.

Resolution authorizing the Board of Management, with the consent of the Supervisory Board, to issue on one or more occasions by April 25, 2010, bearer and/or registered convertible bonds and/or bonds with warrants having a total par value of up to EUR5,000,000,000 with a term of up to thirty years and to grant conversion or option rights for shares of Deutsche Telekom AG representing a proportion of the capital stock not to exceed EUR600,000,000. The authorization granted to the Board of Management under item 11 on the agenda by the Shareholders’ Meeting on May 29, 2001 to issue convertible bonds and/or warrants was revoked to the extent not previously used. Additionally, the capital stock was conditionally increased by up to EUR600,000,000 by issuing up to 234,375,000 new no par value registered shares in connection with the above authorization of bonds and/or bonds with warrants. The Shareholders’ Meeting resolved a corresponding amendment of the Articles of Incorporation. .

10-21.	Resolutions regarding approval to conclude certain control agreements.

Resolutions to conclude control agreements with certain of our wholly-owned subsidiaries as follows:
MagyarCom Holding GmbH,
DeTeFleetServices GmbH,
DFMG Holding GmbH,
DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH,
DeTeAssekuranz – Deutsche Telekom Assekuranz – Vermittlungsgesellschaft mbH,
T-Punkt Vertriebsgesellschaft GmbH,
Deutsche Telekom Training GmbH,
T-Systems International GmbH,
DeTeMedien, Deutsche Telekom Medien GmbH,
Carmen Telekommunikationsdienste GmbH,
Norma Telekommunikationsdienste GmbH,
Traviata Telekommunikationsdienste GmbH.

These control agreements generally provide that the subsidiary concerned is obliged to submit the management of the enterprise to Deutsche Telekom AG, and Deutsche Telekom AG shall be obliged to compensate the enterprise for any net loss for the year.

22.	Resolution regarding approval to conclude profit and loss transfer agreement.

Resolution to conclude a profit and loss transfer agreement with our wholly-owned subsidiary, MagyarCom Holding GmbH. This profit and loss transfer agreement generally provides that the subsidiary concerned is obliged to transfer its entire profits (as determined in accordance with the agreement) to Deutsche Telekom AG during the term of the agreement. Deutsche Telekom AG is obliged to compensate any net loss for the year during the term of the agreement that cannot be compensated by reserves set up during the term of the agreement in accordance with certain statutory provisions. The agreement provides for automatic one-year renewals if not previously terminated pursuant to the terms of the agreement.

23.

Amendment of the Articles of Incorporation in line with the draft bill for the Law on Corporate Integrity and Modernization of the Right of Avoidance (UMAG – Unternehmensintegrität und Modernisierung des Anfechtungsrechts).

Resolution amending the Articles of Incorporation permitting the chairman of the meeting to put a time limit on the shareholders’ right to speak and ask questions. The Board of Management shall be instructed not to enter the amendment to the Articles of Incorporation for registration at the Commercial Register until the provision regarding the restriction of the right to speak and ask questions of the Law on Corporate Integrity and Modernization of the Right of Avoidance (UMAG) enters into force.

INVESTIGATIONS AND RELATED LEGAL PROCEEDINGS

We are subject to other ongoing litigation, investigations and proceedings, including those described in our annual report on Form 20-F and our reports on Form 6-K filed with the U.S. Securities and Exchange Commission. Additional developments are summarized below.

In May 2005, we and T-Mobile were served a complaint which was filed by Vivendi Universal SA (“Vivendi”) with the Tribunal de Commerce de Paris. Vivendi alleges that we and T-Mobile wrongfully discontinued negotiations with Vivendi relating to a possible acquisition of shares in Polska Telefonia Cyfrowa Sp.zo.o (“PTC”). Vivendi seeks damages in the amount of approximately EUR 2.3 billion. We believe that the allegations contained in the complaint are frivolous and without merit, and we intend to defend this action vigorously.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President
Chief Accounting Officer

Date: March 7, 2006